As filed with the Securities and Exchange Commission on April __, 2009	Registration No. 333-152660

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ARNO THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	52-2286452
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Campus Drive, 2nd Floor
Parsippany, New Jersey 07054
(862) 703-7170
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BRIAN LENZ
CHIEF FINANCIAL OFFICER
ARNO THERAPEUTICS, INC.
4 CAMPUS DRIVE, 2ND FLOOR
PARSIPPANY, NJ 07054
(862) 703-7170
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
NUMBER,
INCLUDING AREA CODE, OF AGENT FOR SERVICE)
COPIES TO: CHRISTOPHER J. MELSHA, ESQ. SEAN M. NAGLE, ESQ. FREDRIKSON & BYRON, P.A. 200 SOUTH SIXTH STREET, SUITE 4000 MINNEAPOLIS, MN 55402-1425 TELEPHONE: (612) 492-7000 FACSIMILE: (612) 492-7077

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated April __, 2009

OFFERING PROSPECTUS

10,562,921 Shares
Common Stock

The selling stockholders identified on pages 17-23 of this prospectus are offering on a resale basis a total of 10,562,921 shares of our common stock, including 196,189 shares issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ARNI.OB.”  On _____________, 2009, the last sale price of our common stock as reported on the OTC Bulletin Board was $______.

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this prospectus is ______________, 2009.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	4
RISK FACTORS	6
NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	17
SELLING STOCKHOLDERS	17
PLAN OF DISTRIBUTION	24
DESCRIPTION OF CAPITAL STOCK	26
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
DESCRIPTION OF BUSINESS	35
MANAGEMENT AND BOARD OF DIRECTORS	46
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	58
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	60
WHERE YOU CAN FIND MORE INFORMATION	60
VALIDITY OF COMMON STOCK	60
EXPERTS	60
TRANSFER AGENT	60
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	60
FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  Because it is a summary, it may not contain all of the information that is important to you.  Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is contained in or incorporated by reference into  this prospectus or the registration statement of which this prospectus is a part before making an investment decision.  Unless the context otherwise requires, hereafter in this prospectus the terms the “Company,” the “Registrant,” “we,” “us,” or “our” refer to Arno Therapeutics, Inc., a Delaware corporation, and its consolidated subsidiaries, together taken as a whole.

Company Overview

We are a development stage company focused on developing innovative products for the treatment of cancer. We seek to acquire rights to novel, pre-clinical or early stage clinical oncology product candidates, primarily from academic and research institutions, and then develop those drug candidates for commercial use. We currently have the exclusive worldwide rights to commercially develop our three oncology product candidates:

•
AR-67 – Our lead clinical product candidate is a novel, third-generation campothecin analogue. We have completed patient enrollment of a multi-center, ascending dose Phase I clinical trial of AR-67 in patients with advanced solid tumors.  During the first half of 2009, we anticipate initiating a Phase II clinical trial of AR-67 in patients with glioblastoma multiforme, or GBM, a highly aggressive form of brain cancer.  We also anticipate initiating a Phase II study in patients with myelodysplastic syndrome, or MDS, a group of diseases marked by abnormal production of blood cells by the bone marrow. In light of current economic circumstances, we no longer plan to conduct these studies ourselves, but rather we plan to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct investigator-initiated studies.  We believe this action will preserve our available cash resources, while continuing to advance the development of this product candidate.

•
AR-12 – We are also developing AR-12, an orally available pre-clinical compound for the treatment of cancer.  AR-12 is a novel inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the PI3K/Akt pathway while also possessing activity in the endoplasmic reticulum stress and other pathways targeting apoptosis. Pre-clinical studies suggest that AR-12 may provide therapeutic benefit either alone or in combination with other therapeutic agents. We are currently conducting pre-clinical toxicology and manufacturing studies that we anticipate will provide the basis for the filing of an investigational new drug application, or IND, in the first half of 2009.  We anticipate commencing a Phase I clinical study of AR-12 in the United States and the United Kingdom during 2009.

•
AR-42 – Our third product candidate in development is AR-42, an orally available pre-clinical compound for the treatment of cancer.  AR-42 is a broad spectrum inhibitor of deacetylase targets, or Pan-DAC, as well as an inhibitor of Akt. In pre-clinical models, AR-42 has demonstrated greater potency and a competitive profile in tumors when compared with vorinostat (also known as SAHA and marketed as Zolinza® by Merck), the leading marketed histone deacetylase inhibitor. In March 2009, the FDA accepted our IND for AR-42. We plan to pursue collaborations with oncology cooperative groups, explore strategic partnerships and/or identify other researchers to conduct a Phase I study of AR-42 and otherwise further its development.

On June 2, 2008, we were acquired by Laurier International, Inc., a Delaware corporation, in a “reverse” merger whereby a wholly-owned subsidiary of Laurier merged with and into Arno Therapeutics, with Arno Therapeutics remaining as the surviving corporation and a wholly-owned subsidiary of Laurier. In accordance with the terms of this merger, stockholders of Arno Therapeutics exchanged all of their shares of common stock of Arno Therapeutics for shares of Laurier common stock at a rate of 1.99377 shares of Laurier common stock for each share of Arno Therapeutics common stock. As a result of the issuance of the shares of Laurier common stock to the former Arno Therapeutics stockholders, following the merger the former stockholders of Arno Therapeutics held 95 percent of the outstanding common stock of Laurier, assuming the issuance of all shares underlying outstanding options and warrants.  Upon completion of the merger, all of the former officers and directors of Laurier resigned and were replaced by the officers and directors of Arno Therapeutics. Additionally, following the merger Laurier changed its name to Arno Therapeutics, Inc.

Our executive offices are located at 4 Campus Drive, 2nd Floor, Parsippany, New Jersey 07054.  Our telephone number is (862) 703-7170.  Our website is www.arnothera.com.  Information contained in, or accessible through, our website does not constitute a part of this prospectus.

Risk Factors

As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including the risk of delays in or discontinuation of development from lack of financing, inability to obtain necessary regulatory approvals to market the products, unforeseen safety issues relating to the products and dependence on third party collaborators to conduct research and development of the products.  Because we are a development stage company with a very limited history of operations, we are also subject to many risks associated with early-stage companies.  For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 6 of this prospectus.

The Offering

The selling stockholders identified on pages 17-23 of this prospectus are offering on a resale basis a total of 10,562,921 shares of our common stock, including 196,189 shares issuable upon the exercise of outstanding warrants.

Common stock offered	10,562,921 shares

Common stock outstanding before the offering(1)	20,392,024 shares

Common stock outstanding after the offering(2)	20,588,213 shares

Use of Proceeds
We will receive none of the proceeds from the sale of the shares by the selling stockholders, except for the warrant exercise price upon exercise of the warrants, which would be used for working capital and other general corporate purposes

OTC Bulletin Board Symbol	ARNI.OB

(1)	Based on the number of shares outstanding as of March 31, 2009, not including 2,931,763 shares issuable upon exercise of various warrants and options to purchase our common stock.
(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

RISK FACTORS

Investment in our common stock involves significant risk. You should carefully consider the information described in the following risk factors, together with the other information appearing elsewhere in this prospectus, before making an investment decision regarding our common stock. If any of these risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or a part of your investment in our common stock. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

Risks Relating to Our Business

We currently have no product revenues and will need to raise substantial additional capital to operate our business.

To date, we have generated no product revenues. Until, and unless, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are AR-67, AR-12 and AR-42, and none of these products are approved for sale by the FDA. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand and, potentially, future offerings. Currently, we believe we have cash on hand to fund our operations into the first quarter of 2010. However, changes may occur that would consume our available capital before that time, including changes in and progress of our development activities, acquisitions of additional product candidates and changes in regulation. Accordingly, we will need additional capital to fund our continuing operations. Since we do not generate any recurring revenue, the most likely sources of such additional capital include private placements of our equity securities, including our common stock, debt financing or funds from a potential strategic licensing or collaboration transaction involving the rights to one or more of our product candidates. To the extent that we raise additional capital by issuing equity securities, our stockholders will likely experience dilution, which may be significant depending on the number of shares we may issue and the price per share. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

However, we currently have no committed sources of additional capital and our access to capital funding is always uncertain. This uncertainty is exacerbated due to the current global economic turmoil, which has severely restricted access to the U.S. and international capital markets, particularly for small biopharmaceutical and biotechnology companies. Accordingly, despite our ability to secure adequate capital in the past, there is no assurance that additional equity or debt financing will be available to us when needed, on acceptable terms or even at all. If we fail to obtain the necessary additional capital when needed, we may be forced to significantly curtail our planned research and development activities, which will cause a delay in our drug development programs and may severely harm our business.

We are a development stage company.

We have not received any operating revenues to date and are in the development stage. You should be aware of the problems, delays, expenses and difficulties encountered by an enterprise in our stage of development, and particularly for companies engaged in the development of new biotechnology or biopharmaceutical product candidates, many of which may be beyond our control. These include, but are not limited to, problems relating to product development, testing, regulatory compliance, manufacturing, marketing, costs and expenses that may exceed current estimates and competition. No assurance can be given that our existing product candidates, or any technologies or products that we may acquire in the future will be successfully developed, commercialized and accepted by the marketplace or that sufficient funds will be available to support operations or future research and development programs.

We are not currently profitable and may never become profitable.

We expect to incur substantial losses and negative operating cash flows for the foreseeable future, and we may never achieve or maintain profitability. For the years ended December 31, 2008 and 2007, we had a net loss of $12,913,566 and $3,359,697, respectively, and for the period from our inception on August 1, 2005 through December 31, 2008, we had a net loss of $16,644,156.  Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future, as we:

•	continue to undertake pre-clinical development and clinical trials for our product candidates;

•	seek regulatory approvals for our product candidates;

•	in-license or otherwise acquire additional products or product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

Further, for the years ended December 31, 2008 and 2007, we had negative cash flows from operating activities of $8,884,214 and $1,824,115, respectively, and since inception through December 31, 2008, we have had negative cash flows from operating activities of $11,060,003.  We expect to continue to experience negative cash flows for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We have a limited operating history upon which to base an investment decision.

We are a development stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any of our product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials for our product candidates;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations have been limited to organizing our company, acquiring, developing and securing our proprietary technologies and preparing for pre-clinical and clinical trials of our product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

We may not successfully manage our growth.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we may need to expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We rely on key employees and scientific and medical advisors, whose knowledge of our business and technical expertise would be difficult to replace.

We currently rely on certain key employees, the loss of any one or more of whom could delay our development program. We are and will be highly dependent on our principal scientific, regulatory and medical advisors. Although we have “key person” life insurance policies for our Chief Executive Officer and President and Chief Medical Officer, the loss of technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

In February 2009, our current President and Chief Medical Officer informed us that he would not be continuing his employment with us when the term of his employment agreement expires on May 31, 2009.  We are actively recruiting candidates to this position, including persons who may serve on a part-time consulting basis.  However, there is no assurance we will be able to secure an adequate replacement in a timely fashion.  If we are not able to timely find a replacement, the pace of our development activities may be delayed.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

Attracting and retaining qualified personnel will be critical to our success. Our success is highly dependent on the hiring and retention of key personnel and scientific staff. While we are actively recruiting additional experienced members for the management team, there is intense competition and demand for qualified personnel in our area of business and no assurances can be made that we will be able to retain the personnel necessary for the development of our business on commercially reasonable terms, if at all. Certain of our current officers, directors, scientific advisors and/or consultants or certain of the officers, directors, scientific advisors and/or consultants hereafter appointed may from time to time serve as officers, directors, scientific advisors and/or consultants of other biopharmaceutical or biotechnology companies. We rely, in substantial part, and for the foreseeable future will rely, on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical management, and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of the pharmaceutical products we develop, alone or with corporate collaborators. We currently do not have product liability insurance, but do maintain clinical trial insurance coverage with respect to AR-67. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

There are certain interlocking relationships among us and certain affiliates of Two River Group Holdings, LLC, which may present potential conflicts of interest.

Dr. Arie S. Belldegrun, Peter M. Kash, Joshua A. Kazam and David M. Tanen, each a director and stockholder of Arno, are the sole members of Two River Group Management, LLC, which serves as the managing member of Two River Group Holdings, LLC, or Two River, a venture capital firm specializing in the formation of biotechnology companies. Messrs. Kash, Kazam and Tanen are officers and directors of Riverbank Capital Securities, Inc., or Riverbank, a broker dealer registered with the Financial Industry Regulatory Authority, or FINRA. Mr. Tanen also serves as our Secretary and Scott L. Navins, the Vice President of Finance for Two River and Financial and Operations Principal for Riverbank, serves as our Treasurer. Additionally, certain employees of Two River, who are also our stockholders, perform substantial operational activity for us, including without limitation financial, clinical and regulatory activities. Generally, Delaware corporate law requires that any transactions between us and any of our affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, none of our affiliates or Two River is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance, and the investors should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates or Two River in the future will be made available to us. In addition, certain of our current officers and directors or certain of any officers or directors hereafter appointed may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

We are controlled by current directors and principal stockholders.

Our executive officers, directors and principal stockholders, which include the persons affiliated with Two River discussed above, beneficially own approximately 44% of our outstanding voting securities. Accordingly, our executive officers, directors, principal stockholders and certain of their affiliates will have the ability to exert substantial influence over the election of our board of directors and the outcome of issues submitted to our stockholders.

We will be required to implement additional finance and accounting systems, procedures and controls in order to satisfy requirements under the securities laws, including the Sarbanes-Oxley Act of 2002, which will increase our costs and divert management’s time and attention.

We are in a continuing process of further establishing and documenting controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. As a company with limited capital and human resources, we anticipate that more of management’s time and attention will be diverted from our business to ensure compliance with these regulatory requirements than would be the case with a company that has well established controls and procedures. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal controls over financial reporting when we are required to do so, investors and others may lose confidence in the reliability of our financial statements. If this occurs, the trading price of our common stock, if any, and our ability to obtain any necessary financing could suffer. In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with its audit of our financial statements, and in the further event that it is unable to devise alternative procedures in order to satisfy itself as to the material accuracy of our financial statements and related disclosures, we may be unable to file our Annual Reports on Form 10-K with the SEC. This would likely have an adverse affect on the trading price of our common stock, if any, and our ability to secure any necessary additional financing, and could result in the delisting of our common stock if we are listed on an exchange in the future. In such event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

We will experience increased costs as a result of becoming subject to the reporting requirements of federal securities laws.

Since our merger with Laurier International, Inc. in June 2008, we are subject to the reporting requirements of the Exchange Act, including the requirements of the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Securities Exchange Act of 1934 requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting, which is discussed above. In order to maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will continue to be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Risks Relating to the Clinical Testing, Regulatory Approval, Manufacturing
and Commercialization of Our Product Candidates

We may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates.

We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a new drug application, or NDA, demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; or

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our product candidates. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of salable products and, therefore, corresponding product revenues.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure that we will receive the approvals necessary to commercialize our product candidate for sale outside the U.S.

All of our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.

All three of our current product candidates are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking regulatory approval to sell such product candidates. To date, we have only filed INDs for AR-67 and AR-42, which is required in order to conduct clinical studies of a drug candidate. We do not intend to file an IND for AR-12 until the first half of 2009.

Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	results that do not demonstrate the safety or effectiveness of the product candidates;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA.

In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from pre-clinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business. In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit a new drug application, or NDA, for any of our product candidates, or whether any such NDA would ever be approved.

Our products use novel alternative technologies and therapeutic approaches, which have not been widely studied.

Our product development efforts focus on novel therapeutic approaches and technologies that have not been widely studied. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies.

Physicians and patients may not accept and use our drugs.

Even if the FDA approves our product candidates, physicians and patients may not accept and use them. Acceptance and use of our product will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the results of our clinical trials and such research activities are, to a certain extent, beyond our control.

We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our pre-clinical and clinical trials under agreements with us. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. Instead, we will contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•
We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•
If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. We do not anticipate having resources in the foreseeable future to allocate to the sales and marketing of our proposed products. Our future success depends, in part, on our ability to enter into and maintain sales and marketing collaborative relationships, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third-party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the U.S. or overseas.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have technologies already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the U.S. and abroad. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for any of our products, once approved, market acceptance of our products could be reduced.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities may involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely effect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Intellectual Property

If we fail to protect or enforce our intellectual property rights adequately or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing upon the proprietary rights of third parties. Additionally, if any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation.

To date, we hold certain exclusive rights under U.S. patents and patent applications as well as rights under foreign patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe upon the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe upon the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our valuable management resources.

If requirements under our license agreements are not met, we could suffer significant harm, including losing rights to our products.

We depend on licensing agreements with third parties to maintain the intellectual property rights to our products under development. Presently, we have licensed rights from the University of Pittsburgh and The Ohio State University Research Foundation. These agreements require us and our licensors to perform certain obligations that affect our rights under these licensing agreements. All of these agreements last either throughout the life of the patents, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our license agreements in a timely manner, we could lose the rights to our proprietary technology.

Finally, we may be required to obtain licenses to patents or other proprietary rights of third parties in connection with the development and use of our products and technologies. Licenses required under any such patents or proprietary rights might not be made available on terms acceptable to us, if at all.

Risks Relating to Our Securities

We cannot assure you that our common stock will ever be listed on NASDAQ or any other securities exchange.

Our common stock trades on the OTC Bulletin Board. Stocks traded on the OTC Bulletin Board and other electronic over-the-counter markets are often less liquid than stocks traded on national securities exchanges. In fact, the historical trading of our common stock has been extremely limited and sporadic. We plan to seek listing on NASDAQ or the American Stock Exchange in the future, but we cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. To the extent that our common stock is not traded on a national securities exchange, such as NASDAQ, the decreased liquidity of our common stock may make it more difficult to sell your shares at desirable times and at prices.

Our common stock is considered a “ penny stock.”

The SEC has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Since trading of our common stock commenced on the OTC Bulletin Board, the market price has been below $5.00 per share. Therefore, our common stock is deemed a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell shares of our common stock.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we became public through a “reverse merger.” Security analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future. The lack of such analyst coverage may decrease the public demand for our common stock, making it more difficult for you to resell your shares when you deem appropriate.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our common stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

There may be issuances of shares of blank check preferred stock in the future.

Our certificate of incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, none of which are issued or currently outstanding. Our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to our common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

In the future, analysts who cover our business and operations may provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed above under the sections “Risks Relating to Our Business” and “Risks Relating to the Clinical Testing, Regulatory Approval, Manufacturing and Commercialization of Our Product Candidates.” If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are only predictions and provide our current expectations or forecasts of future events and financial performance and may be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, though the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements include all matters that are not historical facts and include, without limitation, statements concerning our business strategy, outlook, objectives, future milestones, plans, intentions, goals, future financial conditions, our research and development programs and planning for and timing of any clinical trials, the possibility, timing and outcome of submitting regulatory filings for our product candidates under development, research and development of particular drug products, the development of financial, clinical, manufacturing and marketing plans related to the potential approval and commercialization of our drug products, and the period of time for which our existing resources will enable us to fund our operations.

Forward-looking statements are subject to many risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements.  Examples of the risks and uncertainties include, but are not limited to:

•	the risk that recurring losses, negative cash flows and the inability to raise additional capital could threaten our ability to continue as a going concern;

•	the risk that we may not successfully develop and market our product candidates, and even if we do, we may not become profitable;

•	risks relating to the progress of our research and development;

•
risks relating to significant, time-consuming and costly research and development efforts, including pre-clinical studies, clinical trials and testing, and the risk that clinical trials of our product candidates may be delayed, halted or fail;

•
risks relating to the rigorous regulatory approval process required for any products that we may develop independently, with our development partners or in connection with any collaboration arrangements;

•	the risk that changes in the national or international political and regulatory environment may make it more difficult to gain FDA or other regulatory approval of our drug product candidates;

•	risks that the FDA or other regulatory authorities may not accept any applications we file;

•
risks that the FDA or other regulatory authorities may withhold or delay consideration of any applications that we file or limit such applications to particular indications or apply other label limitations;

•	risks that, after acceptance and review of applications that we file, the FDA or other regulatory authorities will not approve the marketing and sale of our drug product candidates;

•	risks relating to our drug manufacturing operations, including those of our third-party suppliers and contract manufacturers;

•
risks relating to the ability of our development partners and third-party suppliers of materials, drug substance and related components to provide us with adequate supplies and expertise to support manufacture of drug product for initiation and completion of our clinical studies;

•	risks relating to the transfer of our manufacturing technology to third-party contract manufacturers; and

•	other risks and uncertainties detailed in “Risk Factors.”

Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after obtaining promising earlier trial results.  Data obtained from such clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.  Except to the extent required by applicable laws or rules, we do not undertake to update any forward-looking statements or to publicly announce revisions to any of our forward-looking statements, whether resulting from new information, future events or otherwise.

USE OF PROCEEDS

We will receive none of the proceeds from the sale of the shares by the selling stockholders, except for the warrant exercise price upon exercise of the warrants, which would be used for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 10,562,921 shares of common stock, including 196,189 shares issuable upon the exercise of outstanding warrants. Of the total number of shares offered hereby, 7,360,689 shares were issued to the investors in our June 2008 private placement, and 2,158,527 shares (including the shares issuable upon the exercise of outstanding warrants) were issued to the former holders of our 6% convertible promissory notes, which converted into shares of our common stock and warrants upon the completion of our June 2008 private placement. The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of March 31, 2009 and after giving effect to this offering, except as otherwise referenced below.

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(1)
Securities issued in June 2008 private placement
2739-1291 Quebec Inc. (2a)	10,317	10,317	-	-
3071341 Canada Inc. (2b)	41,277	41,277	-	-
4210573 Canada Inc. (2c)	20,637	20,637	-	-
87111 Canada Limited (2c)	61,916	61,916	-	-
A. Lapidot Pharmaceuticals Ltd. (3)	95,690	41,277	-	-
Allen Rubin	10,317	10,317	-	-
Andre Telio Investments Inc. (4)	20,637	20,637	-	-
Barry Goodman	21,855	8,254	-	-
Bayside Development Corporation Limited (5)	206,393	206,393	-	-
Bonnie Kazam (6)	91,118	20,637	-	*
Brilar Investments Limited (7)	20,637	20,637	-	-
Burton Koffman	23,919	10,317	-	-
Canyon Value Realization Fund (Cayman) Ltd. (8)	1,011,330	687,651	-	-
Canyon Value Realization Fund, L.P. (8)	1,011,330	263,069	-	-
Canyon Value Realization Mac-18 Ltd. (8)	1,011,330	60,610	-	-
Caroline Sacchetti	10,317	10,317	-	-
Clairmark Investments Ltd. (9)	39,875	39,875	-	-
Clal Insurance Company Ltd. - Profit Participating Policies (10)	1,454,727	825,578	-	-
Cohen Family Enterprises LLC (11)	41,277	41,277	-	-
Danny Ritter	10,317	10,317	-	-
David Bengal	20,637	20,637	-	-
David M. Tanen (12)	1,458,102	10,317	-	6.97
David Wilstein and Susan Wilstein, Trustees of The Century Trust	137,210	10,317	-	*
Dikla Insurance Company Ltd. – Nostro (13)	4,127	4,127	-	-
Dikla Insurance Company Ltd. – Siudi (13)	10,317	10,317	-	-
Diversiplex Corporation (14)	20,637	20,637	-	-
Egosah Reichmann	41,277	41,277	-	-
Erez and Elyse Halevah	20,637	20,637	-	-
Eric Raphael	10,317	10,317	-	-
Fred Mermelstein	10,317	10,317	-	-
Gems Progressive Fund II Perennial Segregated Portfolio (15)	412,788	412,788	-	-
Gerald Lieberman	41,277	41,277	-	-
Gilad Pension Fund Mekifa - Gilad Rivchit (16)	398,325	20,637	-	-
GMM Capital, LLC (17)	235,601	41,277	-	*

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(1)
Governing Dynamics Investment, LLC (18)	41,277	41,277	-	-
Harel Insurance Company Ltd. – Clali (19)	398,325	20,637	-	-
Harel Insurance Company Ltd. – Mishtatefet (19)	398,325	115,580	-	-
Harel Insurance Company Ltd. – Nostro (19)	398,325	45,406	-	-
Harel Pension Fund Management Company Ltd.-Harel Pensia (19)	398,325	41,277	-	-
Harel Provident Funds Ltd. – Taoz (19)	398,325	28,893	-	-
Harel Provident Funds, Ltd.- Hishtalmut (19)	398,325	10,317	-	-
Harel Provident Funds, Ltd.-Gmisha (19)	398,325	8,254	-	-
Harel Provident Funds, Ltd.-Otzma (19)	398,325	107,324	-	-
High Glen Properties Limited (20)	61,916	61,916	-	-
Irvin R. Kessler	151,037	123,833	-	-
Joan K. Cohn	10,317	10,317	-	-
Joseph J. Sitt	68,481	41,277	-	-
Joshua Kazam Trust (21)	20,637	20,637	-	-
Leonard Grunstein	34,238	20,637	-	-
Leumi Overseas Trust Corporation Limited as Trustees of the BTL Trust (22)	61,916	61,916	-	-
Meitavit Atudot Pension Funds Management Company Ltd. (Sapir) (10)	1,454,727	412,788	-	-
Meitavit Atudot Pension Funds Management Company Ltd. (Yahalom) (10)	1,454,727	206,393	-	-
Michael Chisek	34,238	20,637	-	-
Michael T. Cohen	20,637	20,637	-	-
Millennium Partners, L.P. (23)	412,788	412,788	-	-
Nancy Spielberg Venture Trust (24)	10,317	10,317	-	-
Peter D. Kiernan	82,556	82,556	-	-
Peter M. Kash (25)	1,688,977	20,637	-	7.97
Peter Strumph	12,383	12,383	-	-
Platinum-Montaur Life Sciences, LLC (26)	41,277	41,277	-	-
Primafides (Suisse) SA as Trustees of the Sirius Trust (27)	541,806	206,393	-	*
Raymond Telio Investments Inc. (28)	41,277	41,277	-	-
Renato Negrin	99,090	61,916	-	*
Rennat Inc. (29)	20,637	20,637	-	-
Robert I. Falk (30)	195,378	41,277	-	*
Ronnie Fortis	39,875	39,875	-	-
Sabrinco Inc. (31)	20,637	20,637	-	-
Sarbin Investments Limited (32)	20,637	20,637	-	-
Shirley Ann Lewis Enterprises, Inc. (33)	20,637	20,637	-	-
Standu Investments Limited (34)	20,637	20,637	-	-
Venture Enterprises, Inc. (35)	15,950	15,950	-	-
David Lifschitz	10,367	10,367	-	-
Wealthplan Corporation (36)	20,637	20,637	-	-
Wexford Spectrum Investors, LLC (37)	2,005,789	1,733,712	-	-
Subtotal		7,360,689
Shares issued upon conversion of the 6% convertible promissory notes on June 2, 2008

A. Lapidot Pharmaceuticals, Ltd. (3)	95,690	49,467	4,946	-
Mark Ahn	24,287	3,955	394	*
Alyad Foundation (38)	54,413	49,467	4,946	-
Atlas Master Fund, Ltd. (39)	12,594	11,450	1,144	-

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(1)
Beck Family Partners, LP (40)	54,413	49,467	4,946	-
Bristol Investment Fund, Ltd. (41)	292,014	247,345	24,732	*
Michael Chisek	34,328	12,365	1,236	-
David and Susan Wilstein, TTEES of the Century Trust	137,210	24,732	2,472	*
Diversified Fund, Ltd. (42)	33,539	12,365	1,236	*
Falk Family Partners, LLC (30)	195,378	49,467	4,946	*
Arnold and Lynn Feld	13,601	12,365	1,236	-
Gitel Family LP (31)	54,413	49,467	4,946	-
GMM Capital (17)	235,601	31,659	3,164	*
Barry Goodman	21,855	12,365	1,236	-
Leonard Grunstein	34,238	12,365	1,236	-
Inversiones Miraconcha, SL (43)	104,257	49,467	4,946	*
Robert Israel	13,601	12,365	1,236	-
Kappa Investors, LLC (37)	2,005,789	247,345	24,732	-
Peter M. Kash (25)	1,688,977	24,732	2,472	7.97
Shimon Katz	13,601	12,365	1,236	-
Kauffman Family Trust (44)	54,413	49,467	4,946	-
Joshua Kazam (45)	1,566,686	49,467	4,946	7.35
Irvin Kessler	151,037	24,732	2,472	-
Robert Klein	17,190	12,365	1,236	*
Burton Koffman	23,919	12,365	1,236	-
Harvey Krueger	27,204	24,732	2,472	-
Larich Associates (46)	27,204	24,732	2,472	-
Leiden Overseas (S. Pilpel) (47)	27,204	24,732	2,472	-
Bruce Lipnick	13,601	12,365	1,236	-
Alan Mendelson	38,523	12,365	1,236	*
Naftali Investments, Ltd. (48)	37,173	24,732	2,472	*
Renato Negrin	99,090	24,732	2,472	*
Rachel Family Partnership (49)	54,413	49,467	4,946	-
Primafides (Suisse) SA as Trustees of the Sirius Trust (27)	541,806	123,671	12,365	*
Albert Reichmann	54,413	49,467	4,946	-
Rel Tech Holdings, Ltd. (50)	54,413	49,467	4,946	-
Henry Rothman	27,204	24,732	2,472	-
Seymour & Star Sacks, JTWROS	13,601	12,365	1,236	-
Joseph Sitt	68,481	24,732	2,472	-
Smithfield Fiduciary, LLC (51)	119,712	108,831	10,881	-
Speisman Family 2000 LP (52)	13,601	12,365	1,236	-
Gary Stein	13,601	12,365	1,236	-
Stephen and Barbara Vermut Trust dtd March 19, 2002	27,204	24,732	2,472	-
David M. Tanen (12)	1,444,759	12,365	1,236	6.97
Visium Balanced Master Fund, Ltd. (53)	205,057	186,418	18,639	-
Subtotal		1,962,338	196,189

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(1)
Other Miscellaneous Shares
Fountainhead Capital Management Limited (54)	276,811	276,811	-	-
Fountainhead Capital Partners Limited (54)	318,569	318,569	-	-
La Pergola Investments Limited (54)	60,646	60,646	-	-
Ko Zen Asset Management, Inc. (55)	387,679	387,679	-	-
Subtotal		1,043,705

TOTAL		10,366,732	196,189
____________
* denotes less than 1%

(1)
Based on 20,588,213 shares of outstanding common stock, which assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2a)	Ira Roth is the president of the selling stockholder.
(2b)	Ruth Hornstein is the president and sole owner of the selling stockholder.
(2c)	Hershie Schacter, president of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(3)	Mr. Ami Lapidot, chief executive officer of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.
(4)	Andre Telio, president of the selling stockholder, holds voting and/or dispositive power over the shares held by the stockholder.
(5)	David Litton is a director of the selling stockholder.
(6)
Shares beneficially owned by Bonnie Kazam include 20,637 shares of our common stock held as trustee of the Joshua Kazam Trust, with respect to which Mrs. Kazam holds voting and/or investment power. Joshua Kazam, a director of our company, is a beneficiary of such trust, but disclaims any beneficial ownership in such shares except to the extent of any pecuniary interest therein.

(7)	Brian Smith and Lawrence Smith hold voting and/or dispositive power over the shares held by the selling stockholder.
(8)
John Simpson, Joshua S. Friedman, Mitchell R. Julius and John P. Plaga have voting and/or dispositive power over the shares held by the selling stockholder. The selling stockholder has informed us that it is affiliated with a broker-dealer, and has represented to us that it purchased the shares in the ordinary course of business with no agreement or understanding, directly or indirectly, with any persons regarding the distribution of the shares.

(9)	Leslie Dan is the president of the selling stockholder.
(10)
Beneficial ownership includes: (i) 825,578 shares of our common stock held by Clal Insurance Company Ltd. - Profits Participating Policies; (ii) 412,788 shares of our common stock held by Meitavit Atudot Pension Funds Management Company Ltd. (Sapir)("Sapir"); (iii) 206,393 shares of our common stock held by Meitavit Atudot Pension Funds Management Company Ltd. (Yahalom)("Yahalom"); and (iv) 9,968 shares of our common stock held by Clal Finance Underwriting Ltd. Yossi Dori holds voting and/or dispositive power over the shares held by Sapir and Yahalom. Nir Moroz holds voting and/or dispositive power over the shares held by Clal Insurance Company Ltd. - Profits Participating Policies.

(11)	Michael Cohen is the manager of the selling stockholder.
(12)
Mr. Tanen is a director of our company. Shares listed as beneficially owned by Mr. Tanen include 149,532 shares of our common stock held by Mr. Tanen’s wife, as custodian for the benefit of their minor children under the UGMA, for which Mr. Tanen disclaims any beneficial ownership.

(13)	Amir Hessel and Alfred Rozenfeld hold voting and/or dispositive power over the shares held by the selling stockholder.
(14)	Stanley Plotnick, president of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.
(15)	Cedric Carroll holds voting and/or dispositive power over the shares held by the selling stockholder.
(16)	Amir Hessel and Yaniv Melamud hold voting and/or dispositive power over the shares held by the selling stockholder.
(17)	Isaac Dabah has voting and/or investment control over the shares held by GMM Capital LLC.
(18)	Alex Mashinsky has voting and/or investment control over the shares held by Governing Dynamics Investment, LLC.
(19)	Amir Hessel and Yaniv Melamud hold voting and/or dispositive power over the shares held by the selling stockholder.
(20)	David Ulmer, vice president of High Glen Properties, holds voting and/or dispositive power over the shares beneficially owned by the selling stockholder.
(21)
Bonnie Kazam serves as the Trustee of the Joshus Kazam Trust. Mr. Kazam is a director of Arno, but disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(22)	Mr. John Le M. Germain, director of the Leumi Overseas Trust Corporation, holds voting and/or dispositive power over the shares beneficially owned by the selling stockholder.
(23)
Millennium Management LLC, a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management LLC. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to by beneficially owned by Millennium Management LLC. The foregoing should not be construed in and of itself as an admission by either of Millennium Management LLC or Mr. Englander as to beneficial ownership of the shares of our common stock owned by Millennium Partners, L.P. Millennium Partners, L.P. has identified itself as being affiliated with one or more registered broker-dealers, and has represented to us that it has purchased the shares in the ordinary course of business and, at the time of purchase, with no arrangement or understanding, directly or indirectly, with any persons regarding the distribution of such shares.

(24)	Auram Y. Katz, trustee of the selling stockholder, holds voting and/or dispositive control over the shares held by the selling stockholder.
(25)
Beneficial ownership includes 358,876 shares of our common stock held by Mr. Kash’s wife as custodian for the benefit of their minor children under the UGMA, for which Mr. Kash disclaims any beneficial ownership. Does not include 119,626 shares of our common stock held by the Kash Family Trust, for which Mr. Kash disclaims any beneficial ownership interest, except to the extent of his pecuniary interest therein. Mr. Kash is a director of Arno.

(26)	Michael M. Goldberg has voting and/or investment power over the shares beneficially owned by Platinum-Montaur Life Sciences, LLC .
(27)
Ari Tatos, Nigel Mifsud, Magali Garcia-Baudin, David Moran, Phillippe De Salis and Ewald Scherrer are directors of Primafides (Suisse) SA , the trustee of the Sirius Trust, and share voting and/or dispositive power over the shares held by the Sirius Trust.

(28)	Raymond Telio, president of Raymond Telio Investments Inc., holds voting and/or dispositive power over the shares held by the selling stockholder.
(29)	Marvin Tanner, president of the selling stockholder, holds voting and/or dispositive control over the shares held by the selling stockholder.
(30)
Beneficial ownership includes: (i) 49,844 shares of our common stock and warrants to purchase 4,946 shares of our common stock at an exercise price of $2.42 per share held by Falk Family Partners, LP, of which Mr. Falk is General Partner; and (ii) vested options held by Mr. Falk to purchase 49,844 shares of our common stock at an exercise price of $2.42 per share; but does not include options to purchase 49,844 shares of our common stock at an exercise price of $2.42 per share, the rights to which vest in two equal installments on March 31, 2009, and March 31, 2010. Mr. Falk is a director of Arno.

(31)	Samuel Gewurz is the president and sole owner of the selling stockholder.
(32)	Sarah Rubin holds voting and/or dispositive power over the shares held by Sarbin Investments Limited.
(33)	Shirley Ann Lewis is the president and sole owner of the selling stockholder.
(34)	Stephen Reitman is the president and sole owner of the selling stockholder.
(35)	Bruce Weiner holds voting and/or dispositive power over the shares held by Venture Enterprises, Inc.
(36)	F. Lawrence Plotnick, president of Wealthplan Corporation, holds voting and/or dispositive power over the shares held by the selling stockholder.
(37)
Beneficial ownership includes: (i) 247,345 shares of our common stock held by Kappa Investors, LLC (“Kappa”); (ii) a five year warrant held by Kappa to purchase 24,372 shares of our common stock that are exercisable at $2.42 per share; and (iii) 1,733,712 shares of our common stock held by Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum"). Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital") is a registered Investment Advisor and also serves as an investment advisor or sub-advisor to the members of Kappa and Wexford Spectrum. Mr. Charles E. Davidson is chairman, a managing member and a controlling member of Wexford Capital and Mr. Joseph M. Jacobs is president, a managing member and a controlling member of Wexford Capital. Messrs. Davidson and Jacobs each disclaim all beneficial ownership of the shares held by Kappa, Wexford Spectrum and Wexofrd Capital, except to the extent of any pecuniary interest therein.

(38)	Dov Perlysky holds voting and/or dispositive control over the shares held by the selling stockholder.
(39)	Scott Schroeder holds voting and/or dispositive power over the shares held by Atlas Master Fund, Ltd.
(40)	Ronald Beck, general partner of Beck Family Partners, L.P., holds voting and/or dispositive power over the shares held by the selling stockholder.
(41)
Bristol Capital Advisors, LLC (“BCA”) is the investment advisor to Bristol Investment Fund, Ltd. (“Brisol”). Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of these securities.

(42)	Carlo Pagani, president of Diversified Fund, holds voting and/or dispositive power over the shares held by the selling stockholder.
(43)	Jose Luis Diaz-Rio, director of Inversiones Mirachonda, SL, holds voting and/or dispositive power over the shares held by the selling stockholder.
(44)	Joseph Martello, trustee, holds voting and/or dispositive power over the shares held by the selling stockholder.
(45)
Total shares beneficially owned by Mr. Kazam include: (i) 332,293 shares of our common stock held by the Kazam Family Trust; and (ii) 99,688 shares of our common stock held by Mr. Kazam’s wife as custodian for the benefit of their minor daughter under the Uniform Gift to Minors Act (UGMA), for which Mr. Kazam disclaims any beneficial ownership interest. Does not include 20,637 shares of our common stock held by the Joshua Kazam Trust, for which Mr. Kazam disclaims any beneficial ownership interest, except to the extent of his pecuniary interest therein. Mr. Kazam is a director of our company.

(46)	Lawrence R. Gross holds voting and/or dispositive power over the shares held by the selling stockholder.
(47)	Shai Pilpel, chairman of Leiden Overseas, holds voting and/or dispositive power over the shares held by the selling stockholder.
(48)	Meir Hadar, president and CEO of Naftali Investments, holds voting and/or dispositive power over the shares held by the selling stockholder.
(49)	Ruki Renon holds voting and/or dispositive control over the shares held by the selling stockholder.
(50)	Leon Recanti, chairman and chief executive officer of Rel Tech Holdings, Ltd., holds voting and/or dispositive power over the shares held by the selling stockholder.
(51)
Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(52)	Aaron Speisman, general partner of Speisman Family 2000, LP, holds voting and/or dispositive power over the shares held by the selling stockholder.
(53)	Jacob Gottlieb has voting and investment power over the shares held by the selling stockholder.
(54)	Gisele Le Miere and Carole Dodge share voting and/or dispositive power over the shares held by the selling stockholder.
(55)	Mr. Daniel Marty, director of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders.  The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders have agreed with us that they will not engage in short sales for a period of 24 months following the date of the closing of our June 2, 2008 private placement.  In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  Following the expiration of such 24-month period, the selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.  Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise of warrants, there will be 20,588,213 shares of our common stock issued and outstanding.  The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of our company (as defined in the Securities Act).

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.  Rule 144 governs resale of “restricted securities” for the account of any person (other than us), and restricted and unrestricted securities for the account of an “affiliate” of ours.  Restricted securities generally include any securities acquired directly or indirectly from us or our affiliates, which were not issued or sold in connection with a public offering registered under the Securities Act.  An affiliate of ours is any person who directly or indirectly controls us, is controlled by us, or is under common control with us.  Our affiliates may include our directors, executive officers, and persons directly or indirectly owing 10% or more of our outstanding common stock.  In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale, and who has beneficially owned restricted securities for at least six months would be entitled to sell those shares, subject to the requirements of Rule 144 regarding publicly available information about us.  Affiliates may only sell in any three month period that number of shares that does not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of our shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale.  However, the holders of restricted securities issued by a corporation that was a public shell corporation must hold their securities for at least 12 months from the date such issuer ceased being a public shell corporation before those shares may be resold pursuant to Rule 144.  Accordingly, the shares held by the selling stockholders will become eligible for sale under Rule 144 on June 9, 2009.

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time.  Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes us to issue 100 million shares of capital stock, par value $0.0001 per share, comprised of 80 million shares of common stock, and 20 million shares of preferred stock.

As of March 31, 2009, we have issued and outstanding approximately:  (i) 20,392,024 shares of our common stock, (ii) options to purchase 2,436,511 shares of our common stock at exercise prices ranging from $0.13 to $3.00 per share, and (iii) warrants to purchase 495,252 shares of our common stock at an exercise price of $2.42 per share.  There are no shares of preferred stock issued or outstanding.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights.  Upon our liquidation, dissolution or winding down, holders of our common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities.  The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Holders of our common stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends.  We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends in the foreseeable future.

Authority to Issue Stock

Our board of directors has the authority to issue the authorized but unissued shares of our common stock without action by the shareholders.  The issuance of such shares would reduce the percentage ownership held by current shareholders.

Our board of directors also has the authority to issue up to 20 million shares of preferred stock, none of which are issued or currently outstanding.  The board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval.  As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to the common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock.  See “Risk Factors – Risks Relating to Our Securities – There may be issuances of shares of blank check preferred stock in the future.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is eligible for quotation on the OTC Bulletin Board, or the OTCBB.  The first sale of our common stock reported on the OTCBB occurred in June 2008, and since that time, our common stock has only traded sporadically with no significant volume.  Accordingly, there is not an established public trading market for our common stock.

Until July 16, 2008, our common stock traded under the symbol “LRRI.OB.”  Following our merger with Laurier completed on June 3, 2008, our trading symbol changed to “ARNI.OB” on July 17, 2008.  Set forth below are the high and low sales prices for our common stock by quarter for the fiscal year ended December 31, 2008, as reported by the OTCBB. The quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions. Consequently, the information provided below may not be indicative of our common stock price under different conditions.

	High	Low
Year ended December 31, 2008
First quarter	$-	$-
Second quarter	$2.00	$2.00
Third quarter	$3.50	$1.80
Fourth quarter	$3.25	$1.95

Stockholders

According to the records of our transfer agent, American Stock Transfer & Trust Company, as of March 23, 2009, we had 241 holders of record of common stock, not including those held in “street name.”

Dividends

We have never declared or paid a dividend on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

Our Amended and Restated 2005 Stock Option Plan, or 2005 Stock Option Plan, which is currently our only equity compensation plan, has been approved by our stockholders. The following table sets forth certain information as of December 31, 2008 with respect to our 2005 Stock Option Plan:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options (A)	Weighted-Average Exercise Price of Outstanding Options (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders:
2005 Stock Option Plan	2,436,511	$1.71	554,144

Equity compensation plans not approved by stockholders:
None.	—	—	—
Total	2,436,511	$1.71	554,144

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and plan of operations should be read in conjunction with the financial statements and the notes to those statements included in this prospectus.  This discussion includes forward-looking statements that involve risk and uncertainties.  As a result of many factors, such as those set forth in this prospectus under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a development stage company focused on developing innovative products for the treatment of cancer. We seek to acquire rights to novel, pre-clinical or early stage clinical oncology product candidates, primarily from academic and research institutions, and then develop those drug candidates for commercial use. We currently have the rights to three oncology product candidates:

•
AR-67 - Our lead clinical product candidate is a novel, third-generation campothecin analogue. We have completed patient enrollment of our multi-center, ascending dose, Phase I clinical trial of AR-67 in patients with advanced solid tumors.  During the first half of 2009, we anticipate the commencement of a Phase II clinical trial of AR-67 in patients with glioblastoma multiforme, or GBM, a highly aggressive form of brain cancer.  We also anticipate commencing a Phase II clinical trial in patients with myelodysplastic syndrome, or MDS, a group of diseases marked by abnormal production of blood cells by the bone marrow.  In light of current economic circumstances, we no longer plan to conduct these studies ourselves, but rather we plan to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct investigator-initiated studies.  We believe this action will preserve our available cash resources, while continuing to advance the development of this product candidate.

•
AR-12 - We are also developing AR-12, an orally available pre-clinical compound for the treatment of cancer, is a novel inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the PI3K/Akt pathway while also possessing activity in the endoplasmic reticulum stress and other pathways targeting apoptosis. Pre-clinical studies suggest that AR-12 may provide therapeutic benefit either alone or in combination with other therapeutic agents. We have completed pre-clinical toxicology and manufacturing studies that we anticipate will provide the basis for the filing of an investigational new drug application, or IND, in early 2009.  We anticipate commencing a Phase I clinical study of AR-12 in the United States and the United Kingdom during 2009.

•
AR-42 – We are also developing AR-42, an orally available pre-clinical compound for the treatment of cancer. AR-42 is a broad spectrum inhibitor of deacetylase targets, or Pan-DAC, as well as an inhibitor of Akt. In pre-clinical models, AR-42 has demonstrated greater potency and a competitive profile in tumors when compared with vorinostat (also known as SAHA and marketed as Zolinza® by Merck), the leading marketed histone deacetylase inhibitor. In the first quarter of 2009, the FDA accepted our IND for AR-42. We plan to pursue collaborations with oncology cooperative groups, explore strategic partnerships and/or identify other researchers to conduct a Phase I study of AR-42 and otherwise further its development.

We have no product sales to date and we will not generate any product revenue unless and until we receive approval from the Food and Drug Administration, or FDA, or an equivalent foreign regulatory body to begin selling our pharmaceutical candidates.  There can be no assurance that we will ever receive such regulatory approval.  Developing pharmaceutical products is a lengthy and very expensive process. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of a product candidate for several years, if ever. The majority of our development expenses have related to AR-67, which completed patient enrollment in its Phase I clinical trial, and we are in the process of commencing Phase II clinical trials. As we proceed with the clinical development of AR-67 and AR-12, our research and development expenses will further increase. Research and development expenses, which represent the largest portion of our total operating expenses, consist primarily of outside service providers for clinical development, salaries and related personnel costs, fees paid to consultants, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology.  We expense our research and development costs as they are incurred.  To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue increasing. Accordingly, our success depends not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of the products. Our major sources of working capital have been proceeds from private sales of our common stock and borrowings.

Results of Operations

Comparison of the Years Ended December 31, 2008 versus December 31, 2007

Revenue.  We had no revenues from operations through December 31, 2008.

Research and Development Expenses.  Research and development, or R&D, expenses for the years ended December 31, 2008 and 2007 were $9,768,389 and $2,899,264, respectively. These expenses include cash and non-cash expenses relating to the development of our clinical and pre-clinical programs.  The increase in R&D expenses for the year ended December 31, 2008 compared to the year ended December 31, 2007 of $6,869,125 is primarily attributed to an increase of licensing, manufacturing and non-clinical costs related to our two drug candidates AR-12 and AR-42, which were licensed from The Ohio State University in January 2008.  The increase was also attributed to clinical related costs for our lead compound AR-67, which has completed Phase I enrollment.  The remainder of the increase was due to an increase in legal, regulatory, non-clinical and personnel expenditures associated with the development of our three drug candidates, in addition to a non-cash charge of $451,270 of stock compensation expense related to stock options awards granted to employees and consultants, which is included in Unallocated R&D per the table below.  R&D expenses consist primarily of outside service providers for clinical development, salaries and related personnel costs, fees paid to consultants, legal expenses resulting from intellectual property protection, business development and organizational affairs and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology.  We expense our research and development costs as they are incurred.

The following table summarizes our R&D expenses incurred for preclinical support, contract manufacturing for clinical supplies, clinical trial services provided by third parties and milestone payments for in-licensed technology for each of our product candidates for the years ended December 31, 2008 and 2007, as well as the cumulative amounts since we began development of each product candidate. The table also summarizes unallocated costs, which consist of personnel, facilities and other costs not directly allocable to development programs:

	Years Ended December 31,
	2008	2007	Cumulative amounts during development
AR-67	$2,801,368	$2,395,058	$5,551,557
AR-12	2,820,442	32,391	2,852,833
AR-42	2,263,440	24,819	2,288,259
Unallocated R&D	1,883,139	446,996	2,340,837
Total	$9,768,389	$2,899,264	$13,033,486

AR-67.  AR-67 is a novel, third-generation camptothecin analogue that has demonstrated high potency in pre-clinical studies and improved pharmacokinetic properties in humans as compared with first and second-generation products. We have completed patient enrollment of our multi-center, ascending dose Phase I clinical trial in patients with advanced solid tumors.  During the first half of 2009, we anticipate commencing a Phase II clinical trial of AR-67 in patients with GBM.  We also anticipate commencing a Phase II clinical trial in patients with MDS.  In light of current economic circumstances, we no longer plan to conduct these studies ourselves, but rather we plan to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct investigator-initiated studies.   Accordingly, we expect to spend approximately $2 million in third party development costs during 2009.  Should we continue development of AR-67, we expect that it will take at least 3 to 5 years, if ever, to obtain regulatory approval of AR-67.

AR-12.  We are also developing AR-12, an orally available pre-clinical compound that is a novel inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the PI3K/Akt pathway while also possessing activity in the endoplasmic reticulum (ER) stress and other pathways targeting apoptosis. Pre-clinical studies suggest that AR-12 may provide therapeutic benefit either alone or in combination with other therapeutic agents. We are currently conducting toxicology and manufacturing studies that we anticipate will provide the basis for the filing of an investigational new drug application, or IND, in early 2009.  We also anticipate commencing a Phase I clinical study in the United States during 2009.  We expect to spend approximately $3 million in third party development costs during 2009.  Given its very early development stage, we are not able to predict the total costs or the length of time that would be required to complete development of AR-12.

AR-42.  We are also developing AR-42, an orally available pre-clinical compound for the treatment of cancer. AR-42 is a broad spectrum inhibitor of deacetylase targets, referred to as Pan-DAC inhibition, as well as an inhibitor of Akt. In pre-clinical models, AR-42 has demonstrated greater potency and a competitive profile in tumors when compared with vorinostat (also known as SAHA and marketed as Zolinza® by Merck), the leading marketed histone deacetylase inhibitor. During the first quarter of 2009, the FDA accepted our IND.  We plan to pursue collaborations with oncology cooperative groups, strategic partners and/or identify other researchers to conduct a Phase I study and otherwise further its development.  Accordingly, during 2009 we expect to spend approximately $300,000 in third party development costs.  Given its very early development stage, we are not able to predict the total costs or the length of time that would be required to complete development of AR-42.

While expenditures on current and future clinical development programs are expected to be substantial and to increase, they are subject to many uncertainties, including the results of clinical trials and whether we develop any of our drug candidates with a partner or independently. As a result of such uncertainties, we cannot predict with any significant degree of certainty the duration and completion costs of our research and development projects or whether, when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates. The duration and cost of clinical trials may vary significantly over the life of a project as a result of unanticipated events arising during clinical development and a variety of factors, including without limitation:

•	the number of trials and studies in a clinical program;

•	the number of patients who participate in the trials;

•	the number of sites included in the trials;

•	the rates of patient recruitment and enrollment;

•	the duration of patient treatment and follow-up;

•	the costs of manufacturing our drug candidates; and

•	the costs, requirements, timing of, and ability to secure regulatory approvals.

General and Administrative Expenses.  General and administrative, or G&A, expenses consist primarily of salaries and related expenses for executive and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including accounting and general legal activities. G&A expenses for the years ended December 31, 2008 and 2007 were $2,315,178 and $360,349, respectively. G&A expenses during 2008 increased by $1,954,829, which was primarily attributed to the following: (i) a non-cash charge of $679,948 of stock compensation expense related to stock option awards granted to employees and consultants, (ii) the June 3, 2008 merger with Laurier and related professional fees of approximately $500,000, (iii) higher payroll, benefits and recruiting expenses as a result of hiring a Director of Product Development in January 2008, a CFO in August 2008 and a CEO in September 2008, and (iv) increased rent as a result of securing 5,390 square feet in our newly leased corporate headquarters in Parsippany, New Jersey effective November 14, 2008.

Interest Income. Interest income for the years ended December 31, 2008 and 2007 was $206,054 and $123,962, respectively. The increase of $82,092 was attributed to having a higher cash balance for the year ended 2008 versus 2007, as a result of the June 2, 2008 private placement of 7,360,689 shares of our common stock, resulting in gross proceeds of approximately $17,832,000.

Interest Expense. Interest expense for the years ended December 31, 2008 versus 2007 was $1,036,053 and $224,046, respectively. The increase of $812,007 of interest expense is attributable to the conversion of our convertible promissory notes (the “Notes”) issued in February 2007.  The Notes included a 10% discount valued at approximately $475,000 and conversion warrants valued at approximately $348,000 based upon the Black-Scholes option-pricing model that was charged to interest expense.  The Notes’ principal and accrued interest automatically converted upon the closing of our June 2008 private placement into 1,962,338 shares of our common stock at a conversion price of $2.42.

Due to the factors mentioned above, the net loss for the year ended December 31, 2008 was $12,913,566, or a net loss of $0.81 per share of common stock, basic and diluted, as compared to a net loss of $3,359,697 for the year ended December 31, 2007, or a net loss of $0.34 per common share, basic and diluted.

Liquidity and Capital Resources

For the years ended December 31, 2008 and 2007, we had a net loss of $12,913,566 and $3,359,697, respectively. From August 1, 2005 (inception) through December 31, 2008, we have incurred an aggregate net loss of $16,644,156, primarily through a combination of research and development activities related to the licensed technology under our control and expenses supporting those activities.  As of December 31, 2008, we had working capital of $7,759,776 and cash and cash equivalents of $10,394,749.

We expect to incur additional losses in the future as we increase our research and clinical development activities.  We have not generated any revenue from operations to date, and we do not expect to generate revenue for several years, if ever.  We have financed our operations since inception primarily through debt and equity financings.

Our net cash used in operating activities for the year ended December 31, 2008 was $8,884,214.  Our net cash used in operating activities primarily resulted from a net loss of $12,913,566 offset by non-cash items consisting of the impact of expensing stock based compensation relating to option and warrant grants made to employees, directors, consultants and finders for a total of $1,611,618, in addition to non-cash charges related to warrants issued in connection with the conversion of the Notes we issued in 2007 and the Notes discount arising from the beneficial conversion feature and non-cash interest expenses, of $348,000 and $475,391 and $98,930, respectively, as well as non-cash charges of $45,467 of depreciation and amortization related to the purchases of office equipment.  Other uses of cash from operating activities include an increase of accounts payable of $2,382,184 offset by a decrease of accrued expenses of $669,315 attributed to clinical development costs and bonus accruals.

Our net cash used in investing activities for the year ended December 31, 2008 was $37,317, which resulted from capital expenditures attributable to the purchases of computer and office equipment for the leased office space in Fairfield and Parsippany, New Jersey.

Our net cash provided by financing activities for the year ended December 31, 2008 was $17,670,037, which was attributed to the June 2, 2008 private placement of 7,360,689 shares of our common stock.

Total cash resources as of December 31, 2008 were $10,394,749, compared to $1,646,243 at December 31, 2007.  Because our business does not generate any cash flow, we will need to raise additional capital before we exhaust our current cash resources in order to continue to fund our research and development, including our long-term plans for clinical trials and new product development, as well as to fund operations generally. Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Through December 31, 2008, all of our financing has been through private placements of common stock and debt financing.

We will continue to fund operations from cash on hand and through similar sources of capital previously described, or through other sources such as corporate collaboration and license agreements. We can give no assurances that we will be able to secure such additional financing, or if available, that it will be sufficient to meet our needs.  To the extent that we raise additional funds by issuing equity or convertible or non-convertible debt securities, our stockholders may experience additional significant dilution and such financing may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates, or grant licenses on terms that may not be favorable to us. These things may have a material adverse effect on our business.

Our actual cash requirements may vary materially from those now planned, however, because of a number of factors including the changes in the focus and direction of our research and development programs, the acquisition and pursuit of development of new product candidates; competitive and technical advances; costs of commercializing any of the product candidates; and costs of filing, prosecuting, defending and enforcing any patent claims and any other intellectual property rights.

Based on our resources at December 31, 2008, and our current plan of expenditure on continuing development of our drug candidates AR-67 and AR-12, we believe that we have sufficient capital to fund our operations into the first quarter of 2010. However, we will need substantial additional financing until we can achieve profitability, if ever. We can give no assurances that any additional capital raised will be sufficient to meet our needs. Further, in light of current economic conditions, including the lack of access to the capital markets being experienced by small companies, particularly in our industry, there can be no assurance that such capital will be available to us on favorable terms or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development and regulatory approval of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs. Each of these alternatives would have a material adverse effect on the prospects of our business.

On June 2, 2008 we completed a private placement of 7,360,689 shares of our common stock, resulting in gross proceeds of approximately $17,832,000.  We paid a $100,000 non-accountable expense allowance to Riverbank Capital Securities, Inc., or Riverbank, for services related to our June 2008 private placement and are not obligated to Riverbank for any future payments.   Riverbank is an entity controlled by several partners of Two River who are also officers and directors of our Company.

Prior to the completion of the June 2008 private placement, we had outstanding a series of 6% convertible promissory notes in the aggregate principal and accrued interest of approximately $4,279,000.  In accordance with the terms of the notes, contemporaneously with the completion of the June 2, 2008 private placement, the outstanding principal and accrued interest converted into an aggregate of 1,962,338 shares of common stock and five year warrants to purchase an additional 196,189 shares of common stock at an exercise price of $2.42 per share, all as adjusted to give effect to the merger.

Off Balance Sheet Arrangements

There were no off-balance sheet arrangements as of December 31, 2008.

License Agreement Commitments

AR-67 License Agreement

Our rights to AR-67 are governed by an October 2006 license agreement with the University of Pittsburgh, or Pitt.  Under this agreement, Pitt granted us an exclusive, worldwide, royalty-bearing license for the rights to commercialize technologies embodied by certain issued patents, patent applications and know-how relating to AR-67 for all therapeutic uses. We have expanded, and intend to continue to expand, our patent portfolio by filing additional patents covering expanded uses for this technology.

Under the terms of our license agreement with Pitt, we made a one-time cash payment of $350,000 to Pitt and reimbursed it for past patent expenses of approximately $60,000. Additionally, Pitt will receive performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-67. We will make the first milestone payment to Pitt upon the acceptance of the first New Drug Application, or NDA, by the FDA for AR-67. We are also required to pay to Pitt an annual maintenance fee on each anniversary of the license agreement, and to pay Pitt a royalty equal to a percentage of net sales of AR-67. To the extent we enter into a sublicensing agreement relating to AR-67, we will pay Pitt a portion of all non-royalty income received from such sublicensee.

Under the license agreement with Pitt, we also agreed to indemnify and hold Pitt and its affiliates harmless from any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including reasonable attorneys’ fees) arising out of or in connection with (i) the production, manufacture, sale, use, lease, consumption or advertisement of AR-67, (ii) the practice by us or any affiliate or sublicensee of the licensed patent; or (iii) any obligation of us under the license agreement unless any such claim is determined to have arisen out of the gross negligence, recklessness or willful misconduct of Pitt. The license agreement will terminate upon the expiration of the last patent relating to AR-67. Pitt may generally terminate the agreement at any time upon a material breach by us to the extent we fail to cure any such breach within 60 days after receiving notice of such breach or in the event we file for bankruptcy. We may terminate the agreement for any reason upon 90 days prior written notice.

AR-12 and AR-42 License Agreements

Our rights to both of AR-12 and AR-42 are governed by separate license agreements with The Ohio State University Research Foundation, or Ohio State, entered into in January 2008.  Pursuant to each of these agreements, Ohio State granted us exclusive, worldwide, royalty-bearing licenses to commercialize certain patent applications, know-how and improvements relating to AR-42 and AR-12 for all therapeutic uses.

Pursuant to our license agreements for AR-12 and AR-42, we made one-time cash payments to Ohio State in the aggregate amount of $450,000 and reimbursed it for past patent expenses of approximately $134,000. Additionally, we are required to make performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-12 and AR-42 in the U.S., Europe and Japan. The first milestone payment for each of the licensed compounds will be due when the first patient is dosed in the first Company sponsored Phase I clinical trial of each of AR-42 and AR-12. To the extent we enter into a sublicensing agreement relating to either or both of AR-12 or AR-42, we will be required to pay Ohio State a portion of all non-royalty income received from such sublicensee.

The license agreements with Ohio State further provide that we will indemnify Ohio State from any and all claims arising out of the death of or injury to any person or persons or out of any damage to property, or resulting from the production, manufacture, sale, use, lease, consumption or advertisement of either AR-12 or AR-42, except to the extent that any such claim arises out of the gross negligence or willful misconduct of Ohio State.  The license agreements for AR-12 and AR-42 each expire on the later of (i) the expiration of the last valid claim contained in any licensed patent and (ii) 20 years after the effective date of the license.  Ohio State will generally be able to terminate either license upon our breach of the terms of the license to the extent we fail to cure any such breach within 90 days after receiving notice of such breach or our bankruptcy. We may terminate either license upon 90 days prior written notice.

Warrant Grants

During the first quarter of 2008, as consideration for the performance of consulting and due diligence efforts related to the licensing of AR-12 and AR-42, we granted and expensed fully vested warrants to purchase 299,063 shares of our common stock at an exercise price of $2.42.  Of the total amount of the warrants granted, 239,250 were granted to employees of Two River, a related party. The remaining 59,813 warrants were granted to outside consultants.

During the second quarter of 2008, we had outstanding a series of 6% convertible promissory notes in the aggregate principal and accrued interest of approximately $4,279,000.  In accordance with the terms of these notes, contemporaneously with the completion of our June 2, 2008 private placement, the outstanding principal and accrued interest under the notes converted into an aggregate of 1,962,338 shares of our common stock and five-year warrants to purchase an additional 196,189 shares at an exercise price of $2.42 per share, all as adjusted to give effect to the merger.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with stock-based compensation have the greatest potential impact on our financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 4 of the accompanying notes to our financial statements.

Research and Development Expenses and Accruals

Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for pre-clinical, clinical, and manufacturing development, legal expenses resulting from intellectual property prosecution, contractual review, and other expenses relating to the design, development, testing, and enhancement of our product candidates. Research and development costs are expensed as incurred. Amounts due under such arrangements may be either fixed fee or fee for service, and may include upfront payments, monthly payments, and payments upon the completion of milestones or receipt of deliverables.

Our cost accruals for clinical trials and other research and development activities are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and contract research organizations, or CROs, clinical study sites, laboratories, consultants, or other clinical trial vendors that perform the activities. Related contracts vary significantly in length, and may be for a fixed amount, a variable amount based on actual costs incurred, capped at a certain limit, or for a combination of these elements. Activity levels are monitored through close communication with the CRO’s and other clinical trial vendors, including detailed invoice and task completion review, analysis of expenses against budgeted amounts, analysis of work performed against approved contract budgets and payment schedules, and recognition of any changes in scope of the services to be performed. Certain CRO and significant clinical trial vendors provide an estimate of costs incurred but not invoiced at the end of each quarter for each individual trial. The estimates are reviewed and discussed with the CRO or vendor as necessary, and are included in research and development expenses for the related period. For clinical study sites, which are paid periodically on a per-subject basis to the institutions performing the clinical study, we accrue an estimated amount based on subject screening and enrollment in each quarter. All estimates may differ significantly from the actual amount subsequently invoiced, which may occur several months after the related services were performed.

In the normal course of business we contract with third parties to perform various research and development activities in the on-going development of our product candidates. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials and other research and development activities are recognized based on our estimate of the degree of completion of the event or events specified in the specific contract.

No adjustments for material changes in estimates have been recognized in any period presented.

Stock-based compensation

Our results include non-cash compensation expense as a result of the issuance of stock, stock options and warrants. The Company issued stock options to employees, directors and consultants under the 2005 Stock Option Plan beginning in 2006.

We account for employee stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) 123(R), “Share-Based Payment” (SFAS 123(R)). SFAS 123(R) requires us to expense the fair value of stock options over the vesting period on a straight-line basis. We determine the fair value of stock options using the Black-Scholes option-pricing model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the weighted average period of time that the options granted are expected to be outstanding, the volatility of our common stock, the risk-free interest rate and the estimated rate of forfeitures of unvested stock options. Additional information on the variables and assumptions used in our stock-based compensation are described in Note 9 of the accompanying notes to our financial statements.

Stock options or other equity instruments to non-employees (including consultants and all members of the Company’s Scientific Advisory Board) issued as consideration for goods or services received by the Company are accounted for, in accordance with the provisions of Statement of Financial Accounting Standards 123, and Emerging Issues Task Force No. 96-18, based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of any options issued to non-employees is recorded as expense over the applicable service periods.
The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based or performance-based conditions. Performance-based conditions generally include the attainment of goals related to our financial and development performance. Stock-based compensation expense is included in the respective categories of expense in the statements of operations. We expect to record additional non-cash compensation expense in the future, which may be significant.

DESCRIPTION OF BUSINESS

Overview of Arno’s Business

We are a development stage company focused on developing innovative products for the treatment of cancer. We seek to acquire rights to novel, pre-clinical or early stage clinical oncology product candidates, primarily from academic and research institutions, and then develop those drug candidates for commercial use. We currently have the exclusive worldwide rights to commercially develop our three oncology product candidates:

•
AR-67 - Our lead clinical product candidate is a novel, third-generation campothecin analogue. We have completed patient enrollment of a multi-center, ascending dose Phase I clinical trial of AR-67 in patients with advanced solid tumors.  During the first half of 2009, we anticipate initiating a Phase II clinical trial of AR-67 in patients with glioblastoma multiforme, or GBM, a highly aggressive form of brain cancer.  We also anticipate initiating a Phase II study in patients with myelodysplastic syndrome, or MDS, a group of diseases marked by abnormal production of blood cells by the bone marrow. In light of current economic circumstances, we no longer plan to conduct these studies ourselves, but rather we plan to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct investigator-initiated studies.  We believe this action will preserve our available cash resources, while continuing to advance the development of this product candidate.

•
AR-12 - We are also developing AR-12, an orally available pre-clinical compound for the treatment of cancer.  AR-12 is a novel inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the PI3K/Akt pathway while also possessing activity in the endoplasmic reticulum stress and other pathways targeting apoptosis. Pre-clinical studies suggest that AR-12 may provide therapeutic benefit either alone or in combination with other therapeutic agents. We are currently conducting pre-clinical toxicology and manufacturing studies that we anticipate will provide the basis for the filing of an investigational new drug application, or IND, in the first half of 2009.  We anticipate commencing a Phase I clinical study of AR-12 in the United States and the United Kingdom during 2009.

•
AR-42 – We are also developing AR-42, an orally available pre-clinical compound for the treatment of cancer.  AR-42 is a broad spectrum inhibitor of deacetylase targets, or Pan-DAC, as well as an inhibitor of Akt. In pre-clinical models, AR-42 has demonstrated greater potency and a competitive profile in tumors when compared with vorinostat (also known as SAHA and marketed as Zolinza® by Merck), the leading marketed histone deacetylase inhibitor. In March 2009, the FDA accepted our IND for AR-42. We plan to pursue collaborations with oncology cooperative groups, explore strategic partnerships and/or identify other researchers to conduct a Phase I study of AR-42 and otherwise further its development.

Corporate History; Merger Transactions

On June 2, 2008, we were acquired by Laurier International, Inc., a Delaware corporation, in a “reverse” merger whereby a wholly-owned subsidiary of Laurier merged with and into Arno Therapeutics, with Arno Therapeutics remaining as the surviving corporation and a wholly-owned subsidiary of Laurier. In accordance with the terms of this merger, stockholders of Arno Therapeutics exchanged all of their shares of common stock of Arno Therapeutics for shares of Laurier common stock at a rate of 1.99377 shares of Laurier common stock for each share of Arno Therapeutics common stock. As a result of the issuance of the shares of Laurier common stock to the former Arno Therapeutics stockholders, following the merger the former stockholders of Arno Therapeutics held 95 percent of the outstanding common stock of Laurier, assuming the issuance of all shares underlying outstanding options and warrants.  Upon completion of the merger, all of the former officers and directors of Laurier resigned and were replaced by the officers and directors of Arno Therapeutics. Additionally, following the merger Laurier changed its name to Arno Therapeutics, Inc.

Oncology Overview

Cancer is the second leading cause of death in the United States, surpassed only by heart disease. Since 1990, over 18 million new cancer cases have been diagnosed. According to a 2008 report by the American Cancer Society, the National Institutes of Health estimate direct costs for medical care for cancer related treatments in the United States in 2007 were $89.0 billion. With a 65% 5-year relative survival rate for all cancers from 1996-2002, oncology remains a significant unmet medical need.

Different types of cancer behave in unique ways and respond to different treatments. Many types of drugs are used to treat cancer, including cytotoxics or antineoplastics, hormones, and biologics. According to a March 2007 report by Cowen and Company, the global cancer market was roughly $54.0 billion in 2006, of which cytotoxics accounted for 33% or $17.6 billion.

Cytotoxics, known as chemotherapeutics, tend to interfere with a few essential cellular processes in order to kill cancer cells. Although there are many cytotoxic agents, there is a considerable amount of overlap in their mechanisms of action. As such, the choice of a particular agent or group of agents is generally based on the result of empirical clinical trials and a desire to balance an aggressive treatment regimen with considerations to the patient’s comfort and quality of life, a consideration that makes the convenience of oral drugs more desirable than ones delivered intravenously.

Camptothecins and their analogues have demonstrated potent cytotoxic profiles throughout clinical trials and their marketed usage. They represent a significant part of the chemotherapeutics class with $1.1 billion in annual sales. Our lead drug candidate, AR-67, is a novel, third-generation camptothecin analogue that has demonstrated high potency in pre-clinical studies and improved pharmacokinetic properties, characteristics that we believe may translate to superior clinical activity.

Arno Product Pipeline

Lead Product - AR-67

Background on Camptothecins

Camptothecin and its analogues, together referred to as camptothecins, are a class of drugs widely used to treat certain types of cancers, with worldwide annual sales exceeding $1.1 billion. Camptothecins treat cancer by disrupting cell division through the inhibition of topoisomerase I, a critical enzyme in DNA replication. Through this inhibition and additional mechanisms of action, camptothecins target cancer cells preferentially to normal tissues, making them a promising class of drugs in this indication.

All clinically relevant camptothecins react with water and exist in two forms under physiologic conditions: a biologically active “lactone” form and a largely inactive but toxic “carboxylate” form. In human blood, chemical equilibrium greatly favors the carboxylate form, with rapid conversion of the active lactone form to the inactive and toxic carboxylate form in vivo. Maintaining a therapeutic level of the lactone form in vivo has proven to be a significant challenge in the development of the class.

Second-generation camptothecin analogues focused on improving lactone stability by increasing lipophilicity and modifying binding profiles between the compound and blood proteins. Two second generation therapies, topotecan (Hycamtin®, Glaxo-Smith-Kline) and irinotecan (also known as CPT-11 and marketed as Camptostar® by Pfizer), are approved by the FDA. Topotecan, the first camptothecin to receive marketing approval in the United States, is used as a second-line intravenous therapy in several tumor types including ovarian, small cell lung cancer, and cervical cancers. Irinotecan is a largely inactive intravenous pro-drug for SN-38, a potent but insoluble camptothecin analogue. Irinotecan is used as a front-line and second-line therapy for colorectal cancer and is by far the leading drug in the class with over $903 million in worldwide annual sales. While these drugs represent a marked improvement compared with the parent compound, their in vivo stability profiles remain suboptimal. Exposure to the active lactone form can be measured by lactone: total area under the curve ratio, or AUC ratio, which measures the ratio of the drug forms over the course of drug exposure. Lactone AUC ratios are 30-40% for topotecan, 40-45% for CPT-11, and 50-75% for SN-38.

AR-67 is a novel, third-generation camptothecin analogue that has demonstrated high potency in pre-clinical studies and improved pharmacokinetic properties in humans as compared with first and second-generation products. In the ongoing Phase I study, preliminary pharmacokinetic data suggest a lactone AUC ratio of approximately 90%.

We believe that this unique profile may translate into superior efficacy in the treatment of a variety of cancers. We believe these advantages could allow AR-67 to become a leading product in the camptothecin market.  AR-67 has concluded enrollment of a Phase I study in patients with advanced solid tumors.  Phase II studies are planned for initiation in 2009 in patients with GBM and patients with MDS.

Potential Advantages of AR-67

AR-67 has demonstrated potent topoisomerase I inhibition and greatly improved in vivo stability of the active lactone form when compared with topotecan and irinotecan. Structural characteristics make AR-67 highly lipophilic, with pre-clinical evaluation showing 10-fold and 250-fold increases in lipophilicity over SN-38 and topotecan, respectively. Favorable plasma protein binding characteristics also contribute to AR-67’s superior lactone AUC ratio compared with marketed camptothecins. In the Phase I study, data suggests a lactone AUC ratio of approximately 90%.

Pre-clinical studies with AR-67 have demonstrated a unique anti-cancer profile, with in vitro cytotoxicity comparable to topotecan and SN-38 in several tumor lines, including non-small-cell lung and central nervous system cancers. AR-67 was used in pre-clinical xenograft studies and showed particular promise in brain cancers, where the drug significantly inhibited tumor growth and elicited complete responses in subcutaneous and intracranial glioma models. We believe that the pre-clinical evidence of AR-67’s potency combined with the preliminary pharmacokinetic data observed in the Phase I study may lead to a superior therapeutic profile.

Clinical Development Program

We have completed enrollment of our single agent, ascending dose Phase I clinical study of AR-67 in patients with advanced solid tumors. The Phase I study results established the maximum tolerated dose, or MTD, evaluated the safety of AR-67, and characterized the plasma pharmacokinetic, or PK, profile. We plan to pursue investigator-initiated Phase II studies of AR-67 in patients with GBM and patients with MDS during 2009. We believe that AR-67’s high lipophilicity may promote blood-brain-barrier penetration of therapeutic levels of the lactone form and increase activity relative to other drugs in the class. While there can be no assurances, demonstrated efficacy in GBM or MDS, orphan indications, may provide an accelerated path to approval, increased market protection and expanded sales potential.

AR-12

We are also developing AR-12, a potentially first-in-class, orally available cancer treatment in pre-clinical development. AR-12 is an inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the Akt pathway, while also possessing activity in the endoplasmic reticulum stress pathway and other pathways targeting apoptosis. In pre-clinical studies, AR-12 has demonstrated activity in a wide range of tumor types and synergistic effects with several widely used anti-cancer agents, enhancing activity or overcoming drug-resistance when used in combination with Avastin® (Genentech), Herceptin® (Genentech), Gleevec® (Novartis), Tarceva® (Genentech) and tamoxifen. We have completed pre-clinical toxicology and manufacturing studies that we anticipate will provide the basis for the filing of an IND, in early 2009.  We anticipate commencing a Phase I clinical study of AR-12 in the United States and the United Kingdom during 2009.

AR-42

AR-42 is a novel oral cancer therapy in pre-clinical development. AR-42 is a broad spectrum deacetylace inhibitor, referred to as a pan-DAC inhibitor that also inhibits Akt via the protein phosphate I pathway. In pre-clinical studies, AR-42 has demonstrated greater potency and activity in solid tumors when compared with vorinostat (also known as SAHA and marketed as Zolinza® by Merck), the leading marketed histone deacetylase inhibitor. The additional mechanisms of AR-42 may contribute to the compound’s superior profile in vitro and in vivo.  The FDA accepted our IND in the first quarter of 2009.  We plan to pursue collaborations with oncology cooperative groups, explore strategic partnerships and/or identify other researchers to conduct a Phase I study of AR-42 and otherwise further its development.

Competition

We compete primarily in the segment of the biopharmaceutical market that addresses cancer therapeutics, which is highly competitive. We face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and selling products designed to address the cancer market. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research. We also compete with commercial biotechnology companies for the rights to product candidates developed by public and private research institutes. Smaller or early-stage companies are also significant competitors, particularly those with collaborative arrangements with large and established companies. In addition to the factors described above under “Risk Factors,” our ability to compete in the cancer therapeutics market depends on the following factors:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;
•	the efficacy, safety and reliability of our drug candidates;
•	the speed at which we develop our drug candidates;
•	our ability to design and successfully complete appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;
•	the timing and scope of regulatory approvals;
•	our ability to manufacture and sell commercial quantities of future products to the market; and
•	acceptance of future products by physicians and other healthcare providers.

If approved, we expect that AR-67 would compete in a class of chemotherapeutic agents known as camptothecins. The annual worldwide sales of camptothecins, which have been used for many years, collectively exceed $1.1 billion. The leading camtothecins on the market today include Hycamitin (topotecan), marketed by GlaxoSmithKline, and Camptostar (irinotecan or CPT-11), which is marketed by Pfizer. If approved, our product candidates may also compete with other cytotoxic, or anticancer, therapies.

License Agreements and Intellectual Property

General

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish. See “Risk Factors – Risks Relating to Our Intellectual Property.”

We will continue to depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

AR-67 License Agreement

Our rights to AR-67 are governed by an October 2006 license agreement with the University of Pittsburgh, or Pitt. Under this agreement, we hold an exclusive, worldwide, royalty-bearing license for the rights to commercialize technologies embodied by certain issued patents, patent applications and know-how relating to AR-67 for all therapeutic uses. We have expanded, and intend to continue to expand, our patent portfolio by filing additional patents covering expanded uses for this technology.

Under the terms of our license agreement with Pitt, we made a one-time cash payment of $350,000 to Pitt and reimbursed it for past patent expenses. Additionally, Pitt will receive performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-67. We will make the first milestone payment to Pitt following the filing of the first New Drug Application, or NDA, filed with the FDA for AR-67. We are also required to pay to Pitt an annual maintenance fee on each anniversary of the license agreement, and to pay Pitt a royalty equal to a percentage of net sales of AR-67. To the extent we enter into a sublicensing agreement relating to AR-67, we will pay Pitt a portion of all non-royalty income received from such sublicensee.

Under the license agreement with Pitt, we also agreed to indemnify and hold Pitt and its affiliates harmless from any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including reasonable attorneys’ fees) arising out of or in connection with (i) the production, manufacture, sale, use, lease, consumption or advertisement of AR-67, (ii) the practice by us or any affiliate or sublicensee of the licensed patent; or (iii) any obligation of us under the license agreement unless any such claim is determined to have arisen out of the gross negligence, recklessness or willful misconduct of Pitt. The license agreement will terminate upon the expiration of the last patent relating to AR-67. Pitt may generally terminate the agreement at any time upon a material breach by us to the extent we fail to cure any such breach within 60 days after receiving notice of such breach or in the event we file for bankruptcy. We may terminate the agreement for any reason upon 90 days’ prior written notice.

AR-12 and AR-42 License Agreements

Our rights to AR-12 and AR-42 are governed by separate license agreements with The Ohio State University Research Foundation, or Ohio State, entered into in January 2008. Pursuant to each of these agreements, we have exclusive, worldwide, royalty-bearing licenses to commercialize certain patent applications, know-how and improvements relating to AR-12 and AR-42 for all therapeutic uses.

Pursuant to our license agreements for AR-12 and AR-42, we made one-time cash payments to Ohio State in the aggregate amount of $450,000 and reimbursed it for past patent expenses. Additionally, we are required to make performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-12 and AR-42 in the U.S., Europe and Japan. The first milestone payment for each of the licensed compounds will be due when the first patient is dosed in the first company-sponsored Phase I clinical trial of each of AR-12 and AR-42. To the extent we enter into a sublicensing agreement relating to either or both of AR-12 or AR-42, we will be required to pay Ohio State a portion of all non-royalty income received from such sublicensee.

The license agreements with Ohio State further provide that we will indemnify Ohio State from any and all claims arising out of the death of or injury to any person or persons or out of any damage to property, or resulting from the production, manufacture, sale, use, lease, consumption or advertisement of either AR-12 or AR-42, except to the extent that any such claim arises out of the gross negligence or willful misconduct of Ohio State. The license agreements for AR-12 and AR-42, respectively, expire on the later of (i) the expiration of the last valid claim contained in any licensed patent and (ii) 20 years after the effective date of the license. Ohio State will generally be able to terminate either license upon our breach of the terms of the license the extent we fail to cure any such breach within 90 days after receiving notice of such breach or our bankruptcy. We may terminate either license upon 90 days’ prior written notice.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (pre-clinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of drugs and drug product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers may also be subject to regulations under other United States federal, state, and local laws.

United States Government Regulation

In the United States, the FDA regulates drugs under the Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

•
completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies, all performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

•	submission to the FDA of an IND application, which must become effective before clinical trials may begin;
•	performance of multiple adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;
•	submission of a new drug application, or NDA, to the FDA;
•
satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with current good manufacturing practice, or cGMP, regulations and other applicable regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all. Risks to us related to these regulations are described above under the caption entitled “Risk Factors – Risks Relating to the Clinical Testing, Regulatory Approval, Manufacturing and Commercialization of Our Product Candidates.”

Pre-clinical tests may include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity and other effects in animals. The results of pre-clinical tests, together with manufacturing information and analytical data, among other information, are submitted to the FDA as part of an IND application. Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaboration partners, may not result in the FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve changes to an existing IND. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.

Clinical Trials

     For purposes of NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

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Phase I clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase Ib” evaluation, which is a second safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently FDA-approved drugs or in a particular patient population.

•
Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

•
Phase III clinical trials are commonly referred to as pivotal trials. When Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

     In some cases, the FDA may condition continued approval of an NDA on the sponsor’s agreement to conduct additional clinical trials with due diligence. In other cases, the sponsor and the FDA may agree that additional safety and/or efficacy data should be provided; however, continued approval of the NDA may not always depend on timely submission of such information. Such post-approval studies are typically referred to as Phase IV studies.

New Drug Application

     The results of drug candidate development, pre-clinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of an NDA. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once an NDA is accepted for filing, the FDA begins an in-depth review of the application.

     During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may refuse to approve an NDA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaboration partners interpret data. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials.

The Hatch-Waxman Act

     Under the Hatch-Waxman Act, newly-approved drugs and new conditions of use may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active entity. The Hatch-Waxman Act prohibits the submission of an abbreviated NDA, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, submission of a Section 505(b)(2) NDA or an ANDA for a generic version of a previously-approved drug containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under the Hatch-Waxman Act does not prevent the submission or approval of another “full” 505(b)(1) NDA; however, the applicant would be required to conduct its own pre-clinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Some of our product candidates may qualify for Hatch-Waxman non-patent marketing exclusivity.

     In addition to non-patent marketing exclusivity, the Hatch-Waxman Act amended the FDCA to require each NDA sponsor to submit with its application information on any patent that claims the drug for which the applicant submitted the NDA or that claims a method of using such drug and with respect to which a claim of patent infringement could reasonably be asserted if a person not licensed by the owner engaged in the manufacture, use, or sale of the drug. Generic applicants that wish to rely on the approval of a drug listed in the Orange Book must certify to each listed patent, as discussed above. We intend to submit for Orange Book listing all relevant patents for our product candidates.

     Finally, the Hatch-Waxman Act amended the patent laws so that certain patents related to products regulated by the FDA are eligible for a patent term extension if patent life was lost during a period when the product was undergoing regulatory review, and if certain criteria are met. We intend to seek patent term extensions, provided our patents and products, if they are approved, meet applicable eligibility requirements.

Pediatric Studies and Exclusivity

     The FDA provides an additional six months of non-patent marketing exclusivity and patent protection for any such protections listed in the Orange Book for new or marketed drugs if a sponsor conducts specific pediatric studies at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain new NDAs or NDA supplements contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. PREA pediatric assessments may qualify for pediatric exclusivity. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation.

Orphan Drug Designation and Exclusivity

     The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to seven years of orphan drug exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity (superior efficacy, safety, or a major contribution to patient care). Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. We may seek orphan drug designation for AR-67 for the treatment of GBM and MDS, and potentially for certain uses of AR-12 and AR-42.

     Under European Union medicines laws, the criteria for designating a product as an “orphan medicine” are similar but somewhat different from those in the United States. A drug is designated as an orphan drug if the sponsor can establish that the drug is intended for a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union or that is unlikely to be profitable, and if there is no approved satisfactory treatment or if the drug would be a significant benefit to those persons with the condition. Orphan medicines are entitled to ten years of marketing exclusivity, except under certain limited circumstances comparable to United States law. During this period of marketing exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

Fast Track Designation

     The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint. The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

     If the FDA grants fast track designation, it may initiate review of sections of an NDA before the application is complete. This so-called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA’s review clock for both a standard and priority NDA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.

     In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

•
Priority Review. As explained above, a drug candidate may be eligible for a six-month priority review. The FDA assigns priority review status to an application if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track drug would ordinarily meet the FDA’s criteria for priority review, but may also be assigned a standard review. We do not know whether any of our drug candidates will be assigned priority review status or, if priority review status is assigned, whether that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately approve the drug.

•
Accelerated Approval. Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

     When appropriate, we and/or our collaboration partners intend to seek fast track designation, accelerated approval or priority review for our drug candidates. We cannot predict whether any of our drug candidates will obtain fast track, accelerated approval, or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our drug candidates.

     Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of the drug candidates we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dosage form or new indications for our drug candidates on a timely basis, or at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Special Protocol Assessment

     The FDCA directs the FDA to meet with sponsors, pursuant to a sponsor’s written request, for the purpose of reaching agreement on the design and size of clinical trials intended to form the primary basis of an efficacy claim in an NDA. If an agreement is reached, the FDA will reduce the agreement to writing and make it part of the administrative record. This agreement is called a special protocol assessment, or SPA. While the FDA’s guidance on SPAs states that documented SPAs should be considered binding on the review division, the FDA has the latitude to change its assessment if certain exceptions apply. Exceptions include identification of a substantial scientific issue essential to safety or efficacy testing that later comes to light, a sponsor’s failure to follow the protocol agreed upon, or the FDA’s reliance on data, assumptions or information that are determined to be wrong.

Other Regulatory Requirements

     Any drugs manufactured or distributed by us or our collaboration partners pursuant to future FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

     The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or untitled letters, corrective advertising and potential civil and criminal penalties.

Foreign Regulation

     In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.  We plan to conduct our Phase I clinical trial for AR-12 in the United Kingdom, as well as the United States.

        In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Manufacturing

We do not currently have our own manufacturing facilities. We intend to continue to use our financial resources to accelerate development of our product candidates rather than diverting resources to establish our own manufacturing facilities. We meet our pre-clinical and clinical trial manufacturing requirements by establishing relationships with third-party manufacturers and other service providers to perform these services for us. We rely on individual proposals and purchase orders to meet our needs and typically rely on terms and conditions proposed by the third party or us to govern our rights and obligations under each order (including provisions with respect to intellectual property, if any). We do not have any long-term agreements or commitments for these services. Likewise, we do not have any long-term agreements or commitments with vendors to supply the underlying component materials of our product candidates, some of which are available from only a single supplier.

Should any of our product candidates obtain marketing approval, we anticipate establishing relationships with third-party manufacturers and other service providers in connection with the commercial production of our products. We have some flexibility in securing other manufacturers to produce our product candidates; however, our alternatives may be limited due to proprietary technologies or methods used in the manufacture of some of our product candidates.

Research and Development Expenses

We spent approximately $9.8 million in fiscal year 2008 and $2.9 million in fiscal year 2007 on research and development activities. These expenses include cash and non-cash expenses relating to the development of our clinical and pre-clinical programs.

Employees

As of December 31, 2008, we had six employees, all of whom were full-time. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are satisfactory.

We utilize clinical research organizations and third parties to perform our pre-clinical studies, clinical studies, and manufacturing. We may hire additional research and development staff, as required, to support our product development.

Legal Proceedings

We are not involved in any pending legal proceedings and are not aware of any threatened legal proceedings against us.

Description of Property

Our principal offices are located at 4 Campus Drive, 2nd Floor, Parsippany, New Jersey 07054.  We entered into our lease agreement on October 20, 2008, for new office space of 5,390 square feet, in Parsippany, New Jersey.  The lease commencement date was November 14, 2008, with lease payments beginning on January 1, 2009.  The lease expiration date is 5 years from the rent commencement date.  We provided a security deposit of $44,018, or four months base rent, in the form of a letter of credit.  The letter of credit may be reduced by $11,005 on January 1, 2011 and by an additional $11,005 on January 1, 2013, provided we maintain certain conditions described in the lease agreement.  We have an early termination option, which provides us the option to terminate the lease on the third anniversary, upon providing the landlord nine months written notice prior to the third anniversary of the lease.  If we exercise our termination option, we would be obligated to pay a fee of $53,641 which consists of unamortized costs and expenses incurred by the landlord in connection with the lease.  We also have an option to extend the term of the lease for a period of five additional years, provided we give notice to the landlord no later than twelve months prior to the original expiration of the term.  We are also responsible for payment of our share of certain charges such as operating costs and taxes in excess of the base year and additional rent. We believe our current facilities in Parsippany, New Jersey will be adequate to meet our needs for the foreseeable future.

We relocated our principal offices effective November 14, 2008 from Fairfield, New Jersey to our current Parsippany, New Jersey location.  In November 2008, we abandoned our non-cancelable operating lease we entered into on August 10, 2007 for our Fairfield, New Jersey facility that expires in December 2010.  On April 2, 2009, we executed a termination and release of the lease agreement with the landlord at the Fairfield, New Jersey office. In consideration of the lease termination, we paid a termination amount of $52,664.75 in order to satisfy all current and future obligations which include the rent and utility for the remaining lease term (April 1, 2009 to December 31, 2010) of $89,739.93. The termination amount consists of our initial security deposit of $12,164.75 paid in August 2007, and a payment of $40,500 made in April 2009.

MANAGEMENT AND BOARD OF DIRECTORS

Directors and Executive Officers

The following table lists our executive officers, directors and key employees and their respective ages and positions as of the date of this prospectus:

Name	Age	Positions
Roger G. Berlin, M.D.	58	Chief Executive Officer and Director
Scott Z. Fields, M.D.	54	President and Chief Medical Officer
Brian Lenz	36	Chief Financial Officer
Arie S. Belldegrun, M.D., FACS	59	Non-Executive Chairman of the Board
William F. Hamilton, Ph.D.	69	Director
Robert I. Falk	65	Director
Peter M. Kash	47	Director
Joshua A. Kazam	32	Director
David M. Tanen	37	Director and Secretary

Roger G. Berlin, M.D. has been Chief Executive Officer and a director of Arno since September 2008. From 1994 to 2008, Dr. Berlin was employed by Wyeth Consumer Healthcare, a division of Wyeth, holding various positions of increasing responsibility, including service as that division’s President, Global Research & Development, from December 1998 to February 2008. Prior to Wyeth, from 1985 to 1994, Dr. Berlin also held a series of positions of increasing responsibility in clinical research at Merck Research Laboratories, a division of Merck & Co., Inc. Prior to Merck, Dr. Berlin was a physician in private practice in the area of gastroenterology. Dr. Berlin earned his bachelor’s degree from Queens College of the City of New York and his medical degree from Cornell University Medical College.

Scott Z. Fields, M.D. has over 12 years of industry experience heading clinical programs. Prior to joining Arno in June 2007, he was Global Vice President for all therapeutic areas at Eisai (2002 - 2007) where he was responsible for forming their global clinical oncology group. Prior to that, he was Head of the Oncology Therapeutic area for Amgen from 2000 to 2002. From 1995 to 2000, he was Head of Oncology Development and Medical Affairs in North America for Smithkline Beecham, where his group was responsible for the development of topotecan, the first approved camptothecin. Dr. Fields and his teams have been involved in the development of a number of other oncology agents, which include Hycamptin®, Bexxar®, Aranesp®, Neulasta®, Vectibix® and Kepivance®. He is a former Assistant Professor of Medicine, co-director of Bone Marrow Transplant, and Head of Intramural Research at SUNY Upstate Medical Center (1991-1995). In addition, Dr. Fields was involved in the development of the RECIST criteria now routinely used to evaluate response of cancer to treatment. In 2003 and 2004, he was a faculty member of the AACR/ASCO Methods in Clinical Cancer Research Workshop. He has been an Assistant Professor of Medicine at Columbia University Medical Center from 2003 - present. Dr. Fields received his M.D. from SUNY Downstate and trained in Internal Medicine, Oncology and Hematology at Columbia University Medical Center.

Brian Lenz joined Arno in July 2008 and was appointed Chief Financial Officer in August 2008. Prior to joining Arno, Mr. Lenz served as Chief Financial Officer and Treasurer of VioQuest Pharmaceuticals, Inc. from April 2004, and prior to that served as VioQuest’s controller from October 2003. At VioQuest, a publicly-held biotechnology company based in Basking Ridge, NJ, Mr. Lenz was responsible for the financial and operational reporting, as well as capital raising and merger and acquisition and other strategic transactions. Prior to VioQuest, Mr. Lenz was a controller with Smiths Detection Group from 2000 to 2003. Before joining Smiths, Mr. Lenz was a senior auditor with KPMG, LLP from 1998 to 2000. Mr. Lenz holds a BS in Accounting from Rider University and received his MBA from Saint Joseph’s University, and is a certified public accountant licensed in the State of New Jersey.

 Arie S. Belldegrun, M.D., FACS has served as the non-executive chairman of Arno’s board of directors since March 2008. He is currently the Chairman of Two River Group Management, LLC, the managing member of Two River Group Holdings, LLC, or Two River, a venture capital firm that specializes in the creation of new companies that acquire rights to commercially develop biotechnology products. Dr. Belldegrun is also Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles, where he holds the Carol and Roy Doumani Chair in Urologic Oncology. He received his medical degree at the Hebrew University Hadassah Medical School, and conducted his post-doctoral studies at the Weizmann Institute of Science in Israel.   He completed his Urologic Surgery residency at Harvard Medical School in 1985 and his Surgical Oncology fellowship at the National Cancer Institute/National Institute of Health (NIH) in 1988. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons (AAGUS). Dr. Belldegrun is also the founder and founding chairman of Agensys Inc., a privately held biotechnology company developing fully human antibody cancer therapeutics based on novel and clinically relevant targets. In December 2007, Agensys was acquired by Astellas Pharma, Inc. in a deal valued at $537 million. Dr. Belldegrun serves as Vice-Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar Biotechnology, a publicly-held biopharmaceutical company (Nasdaq:CGRB) with a specific focus on the field of oncology, and as a director of Hana Biosciences, Inc., a publicly-held biopharmaceutical company (Nasdaq:HNAB). Dr. Belldegrun is on the scientific boards of several biotechnology and pharmaceutical companies and is a reviewer for many medical journals and granting organizations. He served as Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council, as a member of the Governor’s council on Bioscience for the State of California, and as a biotechnology group leader and member of The Los Angeles Economy and Jobs Committee established in October 2006 by Mayor Antonio Villaraigosa. He is the author of several books on prostate and kidney cancers, holds several biopharmaceutical patents, and has written over 400 scientific publications with an emphasis on Urologic Oncology. He will devote only a portion of his time to the business of the Company.

William F. Hamilton, Ph.D. was appointed to Arno’s board of directors in October 2008.  Dr. Hamilton has served on the University of Pennsylvania faculty since 1967, and is the Landau Professor of Management and Technology, and Director of the Jerome Fisher Program in Management and Technology at The Wharton School and the School of Engineering and Applied Science. He serves as a director of Neose Technologies, Inc. and NovaDel Pharma Inc., both publicly-traded biotechnology companies. Dr. Hamilton also serves on the boards of directors of Yaupon Therapeutics, Inc., a privately-held specialty pharmaceutical company that develops small molecule pharmaceuticals licensed from academic laboratories, Avid Radiopharmaceuticals, Inc., a privately-held clinical-stage product-focused molecular imaging company and Neuro Diagnostic Devices Inc., a privately-held development-stage medical device company. Dr. Hamilton received his B.S. and M.S. in chemical engineering and his MBA from the University of Pennsylvania, and his Ph.D. in applied economics from the London School of Economics.

Robert I. Falk has served on Arno’s board of directors since March 2008. Mr. Falk is the owner and founder of Healthcare Corporation, an organization involved in the startup of new business ventures with a specialty in healthcare that included renal dialysis, acute care hospitals, outpatient services and extended care facilities. Previously, Mr. Falk merged his 18 affiliated companies through a “pooling of interest” stock merger with Renal Treatment Centers (RTC) a New York Stock Exchange company and transitioned the merger of both companies which later merged with Total Renal Care (TRC) through a stock exchange. Mr. Falk’s experience includes: Vice President of Hospital Affiliates International, Inc. involved in the development and acquisition of hospitals in the USA and abroad; Manager of the Chicago office of McKee Berger Mansueto, Inc., and engineering consulting firm; Project Manager for Uniroyal Inc.; President/CEO of Executive Business Aviation, International Marine Corporation, Affiliated HealthCare, Pyramid Capital Corporation and various business partnerships; Guest lecturer on “Value Engineering” for various professional groups; Guest lecturer for Vanderbilt University Owen School of Management on “Negotiations”; Co-author on various publications regarding construction cost, project management, and value engineering. Mr. Falk has served on many profit and non-profit boards; Centerstone Mental Health, Mental Health Management, National Dialysis Association, National Kidney Foundation, Vanderbilt Wilkerson Center, Commodore Yacht Club, Cedar Creek Yacht Club, Ocean Reef Yacht Club and various community boards. Mr. Falk received his MBA from Vanderbilt University - Owen School of Management, and has an undergraduate degree in mechanical Engineering (BSME). He will devote only a portion of his time to the business of the Company.

Peter M. Kash has served as a member of our board of directors since our inception. In September 2004, Mr. Kash co-founded Two River, where he currently serves as the President of Two River Group Management, LLC. Mr. Kash is also the President and Chairman of Riverbank Capital Securities, Inc., a broker dealer registered with FINRA (“Riverbank”). From 1992 until 2004, Mr. Kash was a Senior Managing Director of Paramount BioCapital, Inc., a FINRA member broker dealer, and Paramount BioCapital Investments, LLC, a biotechnology focused venture capital company. Mr. Kash also served as Director of Paramount Capital Asset Management, Inc., the general partner of several biotechnology-related hedge funds (the Paramount companies are collectively referred to as Paramount), and as member of the General Partner of the Orion Biomedical Fund, LP, a private equity fund. Mr. Kash currently serves as a member of board of directors of Nile Therapeutics, Inc. (NASDAQ:NLTX), as well as several privately held biotechnology companies. Mr. Kash received his B.S. in Management Science from SUNY Binghamton and his M.B.A. in Banking and International Finance from Pace University. Mr. Kash is currently pursuing his doctorate in Jewish education at Yeshiva University. Mr. Kash will devote only a portion of his time to the business of the Company.

Joshua A. Kazam is a co-founder of Two River and currently serves as Vice President and Director of Two River’s managing member. Mr. Kazam also serves as an Officer and Director of Riverbank. From 1999 to 2004, Mr. Kazam was a Managing Director of Paramount, where he was responsible for ongoing operations of venture investments, and as the Director of Investment for the Orion Biomedical Fund, LP. Mr. Kazam currently serves as a director of Velcera, Inc. (VLCR.OB) and Nile Therapeutics, Inc. (NASDAQ:NLTX), each a public reporting company, and an officer or director of several privately held companies. Mr. Kazam is a graduate of the Wharton School of the University of Pennsylvania. He will devote only a portion of his time to the business of the Company.

David M. Tanen is also a co-founder of Two River and serves as Vice President and Director of Two River’s managing member. Mr. Tanen also serves as an Officer and Director of Riverbank. Prior to founding Two River, from October 1996 to September 2004, Mr. Tanen was a Director of Paramount. Mr. Tanen also served as a member of the General Partner of the Orion Biomedical Fund, LP. Mr. Tanen currently serves as an officer and director of Nile Therapeutics, Inc. (NASDAQ:NLTX) as well as several privately held biotechnology companies. Mr. Tanen received his B.A. from The George Washington University and his J.D. from Fordham University School of Law. He will devote only a portion of his time to the business of the Company.

Independence of the Board of Directors

In determining whether the members of our board of directors and its committees are independent, we have elected to use the definition of “independence” set forth in the listing standards of the NASDAQ Stock Market. After considering all relevant relationships and transactions, our board of directors, in consultation with legal counsel, has determined that Messrs. Falk and Kash, Dr. Belldegrun and Dr. Hamilton are “independent” within the meaning of the applicable listing standard of the NASDAQ Stock Market. Dr. Berlin, our Chief Executive Officer, and Messrs. Kazam and Tanen are not independent, as defined by applicable NASDAQ listing standards.

Board Committees

In August 2008, the Board of Directors established three standing committees: an Audit Committee, a Compensation Committee and a Nominating & Corporate Governance Committee. The following table provides membership for each of the Board committees:

Committee	Membership

Audit	Dr. Hamilton (Chair), Mr. Falk and Mr. Kash
Compensation	Dr. Belldegrun (Chair), Mr. Kash and Mr. Tanen
Nominating & Governance	Mr. Falk (Chair), Dr. Belldegrun and Mr. Kash

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to (i) each individual serving as our principal executive officer during the fiscal year ended December 31, 2008; and (ii) each other individual that served as an executive officer at the conclusion of the fiscal year ended December 31, 2008 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year.  We refer to these individuals as our named executives.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation(2)	Total
Roger G. Berlin, M.D. (3)	2008	$136,779	$62,500	$334,300	$4,330	$537,909
Chief Executive Officer	2007	–	–	–	–	–
Scott Z. Fields, M.D. (4)	2008	$340,000	$125,000	$63,400	$2,580	$530,980
President and Chief Medical Officer	2007	198,333	72,900	73,600	–	344,833
Brian Lenz (5)	2008	$91,667	$53,000	$127,400	$329	$272,396
Chief Financial Officer	2007	–	–	–	–	–
Thomas W. Colligan (6)	2008	–	–	–	–	–
Former CEO of Laurier	2007	–	–	–	–	–
 __________________

(1)
Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with SFAS 123R of stock option awards, and may include amounts from awards granted in and prior to fiscal year 2007.

(2)	Amount reflects life insurance premiums paid for Executive. See “—Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(3)
Mr. Berlin is entitled to an annual performance-based bonus of up to 50% of his base salary upon the successful completion of annual corporate and individual performance-based milestones.  See “—Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(4)
Dr. Fields is entitled to an annual performance-based bonus of up to $150,000 upon the successful completion of annual corporate and individual performance-based milestones.  See “—Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(5)
Mr. Lenz is entitled to an annual performance-based bonus of up to 30% of his base salary upon the successful completion of annual corporate and individual performance-based milestones.  In addition, upon the commencement of his employment, Mr. Lenz received a one-time cash bonus in the amount of $25,000.  See “—Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(6)
Mr. Colligan served as President of Laurier until June 3, 2008, when he resigned and was replaced by Dr. Fields, in connection with the merger.  During this time, Mr. Colligan did not receive any compensation.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Roger G. Berlin, M.D.
Chief Executive Officer

On August 19, 2008, we entered into an employment agreement with Dr. Roger G. Berlin to serve as our Chief Executive Officer, effective September 3, 2008. The agreement provides for a term of two years, subject to renewal for successive one-year periods. Dr. Berlin was also appointed to our board of directors.

The agreement provides that Dr. Berlin is entitled to an annualized base salary of $375,000, which amount may be increased by the Board from time to time. Dr. Berlin is also eligible to receive an annual discretionary bonus of up to 50% of his base salary, as determined by the Board. Upon a “Merger” or “Acquisition,” Dr. Berlin shall receive a bonus ranging from $100,000 to $500,000, depending on Arno’s aggregate valuation at the time of the transaction. Dr. Berlin is also entitled to participate in Arno’s employee benefits plans, and to receive other customary benefits.

Upon the commencement of his employment, we granted Dr. Berlin 10-year options to purchase a total of 860,000 shares of our common stock, consisting of 430,000 “Employment Options” and 430,000 “Performance Options.” The right to purchase the shares subject to the Employment Options vests in two equal annual installments of 215,000 shares each on the first two anniversaries of the commencement of his employment. The right to purchase the shares subject to the Performance Options vests and become exercisable, if at all, upon the achievement of corporate and individual milestones in three installments between December 31, 2008 and the second anniversary of his commencement date. To date, the right to purchase 71,667 shares subject to the Performance Options have vested. The Employment Options and Performance Options are exercisable at a price per share equal to $3.00, the closing price of our common stock on his commencement date. In addition, if Arno acquires a “technology” that is first identified by Dr. Berlin, then we shall grant to Dr. Berlin additional “Technology Options” to purchase between 100,000 and 400,000 shares of our common stock, depending on the technology’s stage of development. All Technology Options shall have terms of 5 years and an exercise price equal to the fair market value of Arno’s common stock on the date of grant. All options awarded to Dr. Berlin pursuant to the agreement will be evidenced by separate stock option agreements in Arno’s standard form for use under our 2005 Stock Option Plan.

Notwithstanding the term of the agreement, either party has the right to terminate the agreement and Dr. Berlin’s employment at any time. In the event Arno (or its successor) terminates Dr. Berlin’s employment upon a “change in control” (as defined in the 2005 Stock Option Plan), he will be entitled to receive (i) his then-current annualized base salary and employee benefits for a period of 360 calendar days (or, if the termination occurs prior to the first anniversary of his commencement date, for a period of 180 calendar days) following the date of termination; (ii) the performance bonus, if any, that he would have earned for the year in which the termination occurs; and (iii) an acceleration in the vesting of all Employment Options and Performance Options held by him.

If Arno terminates Dr. Berlin’s employment without “cause,” or if he resigns for “good reason,” he will be entitled to receive (i) his then-current annualized base salary and employee benefits for a period of 360 calendar days (or, if the termination or resignation occurs prior to the first anniversary of the Effective Date, for a period of 180 calendar days) following the date of termination or resignation; (ii) the performance bonus (or, if the termination or resignation occurs prior to the first anniversary of his commencement date, one-half of the performance bonus), if any, that he would have earned for the year in which the termination or resignation occurs; and (iii) an acceleration in the vesting of the Employment Options scheduled to vest on the next vesting date following such termination or resignation.

The agreement contains customary non-disparagement, confidentiality, and assignment of inventions provisions that survive the termination of the agreement for an indefinite period. The agreement also contains non-competition and non-solicitation provisions extending from 6 to 12 months after termination of the agreement.

Brian Lenz
Chief Financial Officer

On June 11, 2008, we entered into an employment agreement with Mr. Brian Lenz. Under the agreement, as amended on July 9, 2008, Mr. Lenz was appointed as our Chief Financial Officer effective August 15, 2008, and will continue thereafter until July 15, 2010, unless terminated earlier in accordance with the terms of the agreement. The agreement provides that Mr. Lenz is entitled to an annualized base salary of $200,000, and is eligible for an annual performance bonus in an amount up to 30% of his base salary. In addition, upon the commencement of his employment, Mr. Lenz received a one-time cash bonus in the amount of $25,000 and a stock option grant pursuant to the Plan to purchase 440,000 shares of our common stock at an exercise price equal to $2.75 per share. The right to purchase 25% of the shares subject to the stock option vests in July 2009 and thereafter the remaining shares vest in equal monthly installments over a 24 month period, subject to his continued employment with Arno.

If, during the term of the employment agreement, we terminate Mr. Lenz’s employment without “cause,” then Mr. Lenz is entitled to receive his then current base salary for a period of 9 months following such termination, plus one-half of the performance bonus that Mr. Lenz would have earned in the year of such termination. In addition, upon such termination, the unvested portion of the stock option described above will immediately vest and remain exercisable for a period of 12 months following the termination.

The employment agreement also provides that if Mr. Lenz’s employment is terminated during the term as a result of a “change of control,” then Mr. Lenz is entitled to receive his then current base salary for a period of 12 months following such termination, plus an amount equal to the performance bonus that Mr. Lenz would have earned in the year of such termination. In addition, upon such termination, the unvested portion of the stock option described above will immediately vest and remain exercisable for a period of 12 months following the termination.

The term “cause” is defined under the employment agreement to mean any of the following acts or omissions committed by Mr. Lenz:

•
willful failure to adequately perform material duties or obligations under the agreement, including without limitation, willful failure, disregard or refusal to abide by specific objective and lawful directions received by him in writing constituting an action of our board of directors;

•	any willful, intentional or grossly negligent act having the reasonably foreseeable effect of actually and substantially injuring, whether financial or otherwise, our business reputation;

•	indictment of any felony or conviction of a misdemeanor involving moral turpitude that causes or could reasonably be expected to cause, substantial harm to us or our reputation;

•	engagement in some form of harassment prohibited by law (including, without limitation, age, sex or race discrimination);

•	misappropriation or embezzlement of Arno property; and

•	material breach of the agreement.

Under the agreement, the term “change of control” has the meaning set forth in our 2005 Stock Option Plan, except that, notwithstanding the terms of such plan, a change of control does not include (i) any private placement of our equity securities the purpose of which is to finance our on-going operations, or (ii) a transaction that ascribes a valuation of Arno of less than $100 million.

Scott Z. Fields, M.D.
President and Chief Medical Officer

On June 1, 2007, we entered into a two year employment agreement with Dr. Fields to serve as our President and Chief Medical Officer. Under the agreement, Dr. Fields is entitled to an annualized base salary of $340,000 and is eligible to receive an annual performance-based bonus of up to $150,000 upon the successful completion of annual corporate and individual milestones at an exemplary metric (e.g., ahead of schedule, under budget, etc.). Dr. Fields is also entitled to a cash bonus upon the successful completion of a merger or acquisition transaction that results in a “change of control” of Arno. The merger with Laurier did not constitute a “change of control” and, therefore, no such bonus to Dr. Fields was triggered.

Upon the commencement of his employment, we made two stock option grants to Dr. Fields pursuant to our 2005 Stock Option Plan. The first stock option grant, referred to as the Employment Options, relates to 199,377 shares of our common stock at an exercise price equal to $1.00 per share (as adjusted for the merger).   The Employment Options vest, if at all, and become exercisable in two equal installments on each anniversary of his employment agreement. In addition, we also granted to Dr. Fields performance-based stock options, referred to as the Performance Options, to purchase up to an additional 199,377 shares of our common stock at an exercise price equal to $1.00 per share (as adjusted for the merger). The Performance Options vest, if at all, and become exercisable upon the successful completion of annual corporate and individual milestones in an exemplary manner (i.e., ahead of schedule, under budget, etc.). To date, the right to purchase 99,688 shares subject to the Employment Options and 99,688 shares subject to the Performance Options have vested. The remaining shares subject to the Employment Options and Performance Options will vest, if at all, on June 1, 2009.

In the event that we acquire by license, acquisition or otherwise, an additional biotechnology product or series of biotechnology products for development that is first identified by Dr. Fields, then we will grant to Dr. Fields additional stock options, referred to as Technology Options, to purchase a number of shares of our common stock as follows:

•	1% of the then fully diluted outstanding shares of our common stock for the rights to a product candidate that is in pre-clinical development; and

•	2% of the then fully diluted outstanding shares of our common stock for the rights to a product candidate that is in human clinical trials.

Upon a change of control of Arno pursuant to which Arno is ascribed a valuation of at least $75,000,000, then we will pay Dr. Fields a cash bonus ranging from $50,000 to $200,000.

We have also agreed to pay for up to $1,000,000 of life insurance for Dr. Fields. He is entitled to up to four (4) weeks of vacation per year and may participate in company sponsored benefit plans (i.e., health, dental, etc.).

In the event that Dr. Fields’ employment is terminated as a result of his death or disability, we will pay him or his estate (a) any accrued but unpaid base salary, performance bonus, vacation and expense reimbursement through the date of termination; (b) his base salary for a period of six months thereafter; (c) a pro rata performance bonus for the year in which his employment is terminated; (d) all Employment Options shall vest immediately; and (e) all vested Employment and Performance Options shall remain exercisable for a period of five (5) years from the date of termination, but in no event beyond their scheduled expiration date.

If Dr. Fields’ employment is terminated by Arno for “cause” or by Dr. Fields other than for “good reason,” then we shall pay to him any accrued but unpaid base salary, performance bonus, vacation and expense reimbursement through the date of his termination and he shall have no further entitlement to any other compensation or benefits from us except as provided in our compensation and benefit plans. All of Dr. Fields’ stock options, other than any Technology Options, that have not previously vested shall expire immediately and all vested Employment Options and Performance Options shall remain exercisable for a period of 90 days from the date of termination.

If Dr. Fields’ employment is terminated upon a change of control, by Dr. Fields for “good reason” or by Arno for any other reason, then we will (a) pay Dr. Fields any accrued but unpaid base salary, performance bonus, vacation and expense reimbursement through the date of termination, (b) continue to pay to his base salary and benefits for a period of one (1) year following such termination; (c) pay Dr. Field’s a pro rata Performance Bonus for the year in which his employment is terminated; (d) all unvested Employment Options shall vest and become exercisable immediately and shall remain exercisable for a period of not less than five (5) years; and (e) all vested Performance Options shall remain exercisable for a period of five (5) years from the date of termination, but in no event beyond their scheduled expiration date.

In the event of non-renewal of his employment agreement, we shall pay Dr. Fields any accrued but unpaid base salary, performance bonus, vacation and expense reimbursement through the date of termination, and all vested Employment and Performance Options shall remain exercisable for a period of 12 months.

In February 2009, Dr. Fields informed us that he would not be continuing his employment with us when the term of his employment agreement expires on May 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by the named executives of Arno at December 31, 2008.  The shares and the corresponding option exercise price have been adjusted to give effect to the merger.  Prior to the merger, Laurier had never granted stock options or other equity-based compensation to its executive officers.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Berlin	71,667	788,333	3.00	9/3/2018	(1)

Dr. Fields	199,377	199,377	1.00	6/1/2017	(2)

Mr. Lenz	-	440,000	2.75	7/16/2018	(3)

Mr. Colligan	-	-	-	-

____________

(1)
The right to purchase 430,000 shares vests, if at all, in two equal installments in September 2009 and September 2010.  The remaining 358,333 shares vest, if at all, upon the completion of corporate and individual milestones.

(2)	The right to purchase 99,688 shares vests, if at all, in June 2009. The remaining 99,688 shares vest, if at all, upon the completion of corporate and individual milestones.
(3)	The right to purchase 110,000 shares vests, if at all, in July 2009. The remaining 330,000 shares vest, if at all, in monthly installments of 13,750 shares beginning August 2009.

Director Compensation

On March 31, 2008, in connection with their appointments as directors, Dr. Belldegrun and Mr. Falk received 10-year options to purchase, at an exercise price of $2.42 per share, 199,377 and 99,688 shares of our common stock, respectively (as adjusted for the merger with Laurier).  One half of the shares subject to the options vested immediately, one quarter vested on March 31, 2009, and the remainder vest on March 31, 2010.  Other than as described above, we currently do not compensate any non-employee member of our board of directors for serving as a board member, although we may, in our sole discretion, decide to compensate certain of our non-employee members of our board of directors in the future.  Dr. Berlin, our Chief Executive Officer, receives no additional compensation for serving as a board member.

Prior to the merger, no director of Laurier had ever received any compensation for his or her services.

Director Compensation Table for Fiscal Year 2008

Name (1)	Fees earned or paid in cash	Option Awards (2)	All Other Compensation	Total
Arie S. Belldegrun, M.D., FACS	$-	$266,362	$-	$266,362
William F. Hamilton, Ph.D.	$-	$-	$-	$-
Robert I. Falk	$-	$133,256	$-	$133,256
Peter M. Kash	$-	$-	$-	$-
Joshua A. Kazam	$-	$-	$-	$-
David M. Tanen	$-	$-	$-	$-
__________________

(1)
Roger G. Berlin, our Chief Executive Officer, has been omitted from this table since he receives no additional compensation for serving on our Board; his compensation is described above under “Executive Compensation.”

(2)	Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with SFAS 123R of stock option awards.

2005 Stock Option Plan

As of March 31, 2009, we have issued and outstanding approximately:  (i) 20,392,024 shares of our common stock, (ii) options to purchase 2,436,511 shares of our common stock at exercise prices ranging from $0.13 to $3.00 per share, and (iii) warrants to purchase 495,252 shares of our common stock at an exercise price of $2.42 per share.  There are no shares of preferred stock issued or outstanding.

General

Our 2005 Stock Option Plan, or the 2005 Plan, authorizes a total of 2,990,655 shares of our common stock for issuance.  As of March 31, 2009, stock options relating to an aggregate of 2,436,511 shares of common stock had been granted under the 2005 Plan at exercise prices ranging from $0.13 to $3.00 per share, leaving a total of 554,144 shares available for issuance.

The purpose of the 2005 Plan is to increase shareholder value and to advance the interests of our company by furnishing a variety of economic incentives designed to attract, retain and motivate our employees and consultants.

The 2005 Plan provides that a committee composed of at least two non-employee members of our board of directors may grant incentives in the following forms:

•	stock options;
•	stock appreciation rights, or SARs;
•	stock awards;
•	restricted stock;
•	performance shares; and
•	cash awards.

Incentives may be granted to participants who are employees of or consultants to our company (including our officers and directors who may also be employees or consultants) selected from time to time by the committee.  In the event there is no committee, then our entire board of directors shall have responsibility for administering the 2005 Plan.

Types of Incentives

Stock Options

Under the 2005 Plan, the committee may grant non-qualified and incentive stock options to eligible participants to purchase shares of our common stock from us.  The 2005 Plan provides the committee with discretion to determine the number and purchase price of the shares subject to any such option, the term of each option and the time or times during its term when the option becomes exercisable.  The purchase price for incentive stock options may not be less than the fair market value of the shares subject to the option on the date of grant.  The number of shares subject to an option will be reduced proportionately to the extent that the optionee exercises a related SAR.  The term of a non-qualified option may not exceed 10 years from the date of grant and the term of an incentive stock option may not exceed 10 years from the date of grant.  The committee may accelerate the exercisability of any option.

In the event of a change of control, the 2005 Plan provides that if the acquiring company does not agree to assume an outstanding stock option, then, unless the committee determines otherwise, all outstanding options will become immediately exercisable and will remain exercisable for the remainder of their term.  Further, upon a change of control, the committee may approve the purchase by us of an unexercised stock option for the difference between the exercise price and the fair market value of the shares covered by such option.

The option price may be paid in cash, check, bank draft or by delivery of shares of common stock valued at their fair market value at the time of purchase or by withholding from the shares issuable upon exercise of the option shares of common stock valued at their fair market value or as otherwise authorized by the committee.

In the event that an optionee ceases to be an employee of or consultant to our company for any reason, including death, any stock option or unexercised portion thereof which was otherwise exercisable on the date of termination from us shall expire at the time or times established by the committee.

Stock Appreciation Rights

A SAR is a right to receive, without payment to us, a number of shares, cash or any combination thereof, the amount of which is determined pursuant to the formula described below.  A SAR may be granted with respect to any stock option granted under the 2005 Plan, or alone, without reference to any stock option.  A SAR granted with respect to any stock option may be granted concurrently with the grant of such option or at such later time as determined by the committee and as to all or any portion of the shares subject to the option.

The 2005 Plan confers on the committee discretion to determine the number of shares as to which a SAR will relate as well as the duration and exercisability of a SAR.  In the case of a SAR granted with respect to a stock option, the number of shares of common stock to which the SAR pertains will be reduced in the same proportion that the holder exercises the related option.  The term of a SAR may not exceed 10 years and one day from the date of grant.  Unless otherwise provided by the committee, a SAR will be exercisable for the same time period as the stock option to which it relates is exercisable.  Any SAR shall become immediately exercisable in the event of specified changes in corporate ownership or control.  The committee may accelerate the exercisability of any SAR.

Upon exercise of a SAR, the holder is entitled to receive an amount which is equal to the aggregate amount of the appreciation in the shares of common stock as to which the SAR is exercised.  For this purpose, the “appreciation” in the shares consists of the amount by which the fair market value of the shares of common stock on the exercise date exceeds (a) in the case of a SAR related to a stock option, the purchase price of the shares under the option or (b) in the case of a SAR granted alone, without reference to a related stock option, an amount determined by the committee at the time of grant.  We may pay the amount of this appreciation to the holder of the SAR by the delivery of common stock, cash, or any combination of common stock and cash.

Restricted Stock

Restricted stock consists of the sale or transfer by us to an eligible participant of one or more shares of our common stock which are subject to restrictions on their sale or other transfer by the employee.  The price at which restricted stock will be sold will be determined by the committee, and it may vary from time to time and among employees and may be less than the fair market value of the shares at the date of sale.  All shares of restricted stock will be subject to such restrictions as the committee may determine.  Subject to these restrictions and the other requirements of the 2005 Plan, a participant receiving restricted stock shall have all of the rights of a shareholder as to those shares, including, for example, the right to vote such shares.

Stock Awards

Stock awards consist of the transfer by us to an eligible participant of shares of our common stock, without payment, as additional compensation for services to our company.  The number of shares transferred pursuant to any stock award will be determined by the committee.

Performance Shares

Performance shares consist of the grant by us to an eligible participant of a contingent right to receive cash or payment of shares of common stock.  The performance shares shall be paid in shares of our common stock to the extent performance objectives set forth in the grant are achieved.  The number of shares granted and the performance criteria will be determined by the committee.

Non-Transferability of Most Incentives

No stock option, SAR, performance share or restricted stock granted under the 2005 Plan is transferable by its holder, except in the event of the holder’s death, by will or the laws of descent and distribution.  During an employee’s lifetime, an incentive awarded under the 2005 Plan may be exercised only by him or her or by his or her guardian or legal representative.

Amendment to the Plan

Our board of directors may amend or discontinue the 2005 Plan at any time.  However, no such amendment or discontinuance may, subject to adjustment in the event of a merger, recapitalization, or other corporate restructuring, (a) change or impair, without the consent of the recipient thereof, an incentive previously granted, (b) materially increase the maximum number of shares of common stock which may be issued to all participants under the 2005 Plan, (c) materially change or expand the types of incentives that may be granted under the 2005 Plan, (d) materially modify the requirements as to eligibility for participation in the 2005 Plan, or (e) materially increase the benefits accruing to participants.  Certain amendments require stockholder approval, including amendments which would materially increase benefits accruing to participants, increase the number of securities issuable under the 2005 Plan, or change the requirements for eligibility under the plan.

Federal Income Tax Consequences

The following discussion sets forth certain United States income tax considerations in connection with the ownership of common stock.  These tax considerations are stated in general terms and are based on the Internal Revenue Code of 1986 in its current form and current judicial and administrative interpretations thereof.  This discussion does not address state or local tax considerations with respect to the ownership of common stock.  Moreover, the tax considerations relevant to ownership of the common stock may vary depending on a holder’s particular status.

An employee who receives restricted stock or performance shares subject to restrictions which create a “substantial risk of forfeiture” (within the meaning of section 83 of the Code) will normally realize taxable income on the date the shares become transferable or are no longer subject to substantial risk of forfeiture or on the date of their earlier disposition.  The amount of such taxable income will be equal to the amount by which the fair market value of the shares of common stock on the date such restrictions lapse (or any earlier date on which the shares are disposed of) exceeds their purchase price, if any.  An employee may elect, however, to include in income in the year of purchase or grant the excess of the fair market value of the shares of common stock (without regard to any restrictions) on the date of purchase or grant over its purchase price.  We will be entitled to a deduction for compensation paid in the same year and in the same amount as income is realized by the employee.

An employee who receives a stock award under the 2005 Plan consisting of shares of common stock will realize ordinary income in the year of the award in an amount equal to the fair market value of the shares of common stock covered by the award on the date it is made, and we will be entitled to a deduction equal to the amount the employee is required to treat as ordinary income.  An employee who receives a cash award will realize ordinary income in the year the award is paid equal to the amount thereof, and the amount of the cash will be deductible by us.

When a non-qualified stock option granted pursuant to the 2005 Plan is exercised, the employee will realize ordinary income measured by the difference between the aggregate purchase price of the shares of common stock as to which the option is exercised and the aggregate fair market value of shares of the common stock on the exercise date, and we will be entitled to a deduction in the year the option is exercised equal to the amount the employee is required to treat as ordinary income.

Options that qualify as incentive stock options are entitled to special tax treatment.  Under existing federal income tax law, if shares purchased pursuant to the exercise of such an option are not disposed of by the optionee within two years from the date of granting of the option or within one year after the transfer of the shares to the optionee, whichever is longer, then (i) no income will be recognized to the optionee upon the exercise of the option; (ii) any gain or loss will be recognized to the optionee only upon ultimate disposition of the shares and, assuming the shares constitute capital assets in the optionee’s hands, will be treated as long-term capital gain or loss; (iii) the optionee’s basis in the shares purchased will be equal to the amount of cash paid for such shares; and (iv) we will not be entitled to a federal income tax deduction in connection with the exercise of the option.  We understand that the difference between the option price and the fair market value of the shares acquired upon exercise of an incentive stock option will be treated as an “item of tax preference” for purposes of the alternative minimum tax.  In addition, incentive stock options exercised more than three months after termination of employment are treated as non-qualified options.

We further understand that if the optionee disposes of the shares acquired by exercise of an incentive stock option before the expiration of the holding period described above, the optionee must treat as ordinary income in the year of that disposition an amount equal to the difference between the optionee’s basis in the shares and the lesser of the fair market value of the shares on the date of exercise or the selling price.  In addition, we will be entitled to a deduction equal to the amount the employee is required to treat as ordinary income.

If the exercise price of an option is paid by surrender of previously owned shares, the basis of the shares surrendered is carried over to the shares received in replacement of the previously owned shares.  If the option is a nonstatutory option, the gain recognized on exercise is added to the basis.  If the option is an incentive stock option, the optionee will recognize a gain if the shares surrendered were acquired through the exercise of an incentive stock option and have not been held for the applicable holding period.  This gain will be added to the basis of the shares received in replacement of the previously owned shares.

When a stock appreciation right granted pursuant to the 2005 Plan is exercised, the employee will realize ordinary income in the year the right is exercised equal to the value of the appreciation the employee is entitled to receive pursuant to the formula previously described, and we will be entitled to a deduction in the same year and in the same amount.

The 2005 Plan is intended to enable us to provide certain forms of performance-based compensation to executive officers that will meet the requirements for tax deductibility under Section 162(m) of the Internal Revenue Code.  Section 162(m) provides that, subject to certain exceptions, we may not deduct compensation paid to any one of certain executive officers in excess of $1 million in any one year.  Section 162(m) excludes certain performance-based compensation from the $1 million limitation.

The discussion set forth above does not purport to be a complete analysis of the potential tax consequences relevant to recipients of options or to us or to describe tax consequences based on particular circumstances.  It is based on federal income tax and interpretational authorities as of the date of this proxy statement, which are subject to change at any time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table summarizes certain information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of our outstanding common stock as of March 31, 2009 (after giving effect to the merger) by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers (as defined in Item 402(a)(3) of Regulation S-K under the Securities Act), and (iv) all executive officers and directors as a group.  Except as indicated in the footnotes below, the security and stockholders listed below possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)(1)	Percentage of Common Stock Beneficially Owned (%)(1)
Roger G. Berlin, M.D. (2) 4 Campus Drive, 2nd Floor Parsippany, NJ 07054	71,667		*
Scott Z. Fields, M.D. (3) 4 Campus Drive, 2nd Floor Parsippany, NJ 07054	398,754	1.92
Brian Lenz 4 Campus Drive, 2nd Floor Parsippany, NJ 07054	4,000		*
William F. Hamilton, Ph.D. 4 Campus Drive, 2nd Floor Parsippany, NJ 07054	-	-
David M. Tanen (4) Two River Group Holdings, LLC 689 Fifth Avenue, 12th Floor New York, NY 10022	1,458,102	7.15
Peter M. Kash (5) Two River Group Holdings, LLC 689 Fifth Avenue, 12th Floor New York, NY 10022	1,808,603	8.87
Joshua A. Kazam (6) Two River Group Holdings, LLC 689 Fifth Avenue, 12th Floor New York, NY 10022	1,587,323	7.78
Arie S. Belldegrun, M.D., FACS (7) Two River Group Holdings, LLC 689 Fifth Avenue, 12th Floor New York, NY 10022	249,660	1.21
Robert I. Falk (8) 507 Belle Meade Blvd. Nashville, TN 37205	226,945	1.11
Wexford Capital LLC (9) 411 West Putnam Avenue Greenwich, CT 06830	2,005,791	9.82
Clal Insurance Enterprises Holdings Ltd. (10) 48 Menachem Begin St. Tel-Aviv 66180, Israel	1,444,759	7.08
All Executive Officers and Directors as a group (9 persons)	5,805,054	27.49
 ________________

* represents less than 1%.

(1)
Assumes 20,392,024 shares of our common stock are outstanding, which does not include 196,189 shares offered hereby that are issuable upon exercise of warrants.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares which the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Represents shares issuable upon the exercise of 10 year options to purchase 71,667 shares of our common stock at an exercise price of $3.00 per share.

(3)
Includes:  (i) 10 year options to purchase 199,377 shares of our common stock at an exercise price of $1.00 per share; and (ii) 10 year options to purchase an additional 199,377 shares of our common stock at an exercise price of $1.00 per share that are exercisable within 60 days of the date hereof.  See “Executive Compensation - Employment Agreements, Termination of Employment and Change-in-Control Arrangements.”

(4)
Includes:  (i) 1,236 shares of our common stock issuable upon exercise of a five year warrant held by Mr. Tanen exercisable at a price per share of $2.42; and (ii) 149,532 shares of our common stock held by Mr. Tanen’s wife as custodian for the benefit of two of their minor children under the Uniform Gift to Minors Act (UGMA).

(5)
Includes:  (i) 2,472 shares of our common stock issuable upon exercise of a five year warrant held by Mr. Kash exercisable at a price per share of $2.42; and (ii) 358,876 shares held by Mr. Kash’s wife as custodian for the benefit of each of their minor children under UGMA; and (iii) 119,626 shares of out common stock held by the Kash Family Irrevocable Trust.

(6)
Includes:  (i) 4,946 shares of our common stock issuable upon exercise of a five year warrant held by Mr. Kazam exercisable at a price per share of $2.42; (ii) 332,293 shares of our common stock held by the Kazam Family Trust; (iii) 99,688 shares of our common stock held by Mr. Kazam’s wife as custodian for the benefit of their minor daughter under the UGMA; and (iv) 20,637 shares of our common stock held by the Joshua Kazam Trust, in which Mr. Kazam has a pecuniary interest.

(7)
Includes:  (i) 61,916 shares of our common stock held by a trust of which Dr. Belldegrun is a beneficiary; and (ii) 10 year options to purchase 162,822 shares of our common stock at an exercise price equal to $2.42 per share.

(8)
Includes:  (i) 49,844 shares of our common stock held by the Falk Family Partners, L.P. a Tennessee limited partnership for which Mr. Falk serves as general partner; and (ii) 4,946 shares of our common stock issuable upon exercise of a five year warrant held by Falk Family Partners.  Also includes 10 year options to purchase 81,411 shares of our common stock at an exercise price equal to $2.42 per share.

(9)
Includes:  (i) 247,345 shares of our common stock held by Kappa Investors, LLC (“Kappa”); (ii) a five year warrant held by Kappa to purchase 24,734 shares of our common stock that are exercisable at $2.42 per share; and (ii) 1,733,712 shares of our common stock held by Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum").  Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital") is a registered Investment Advisor and also serves as an investment advisor or sub-advisor to the members of Kappa and Wexford Spectrum.  Mr. Charles E. Davidson is chairman, a managing member and a controlling member of Wexford Capital and Mr. Joseph M. Jacobs is chairman, a managing member and a controlling member of Wexford Capital.

(10)
The number of shares beneficially owned by Clal Insurance Enterprises Holdings Ltd. (“Clal”) is based on a Schedule 13G/A filed on February 13, 2009.  All of the 1,444,759 shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal, each of which operates under independent management and makes independent voting and investment decisions. Clal disclaims beneficial ownership of such 1,444,759 shares.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Arno was incorporated in August 2005 by Two River.  Dr. Belldegrun, Mr. Kash, Mr. Kazam and Mr. Tanen, each a director and substantial stockholder of Arno, control the managing member of Two River.  Mr. Tanen also serves as our Secretary, and Mr. Scott Navins, the Vice President of Finance for Two River, serves as our Treasurer.  Additionally, certain employees of Two River, who are also stockholders of Arno, perform substantial operational activity for us, including without limitation, financial, clinical and regulatory activities.

Mr. Kash, Mr. Kazam and Mr. Tanen are also the principals of Riverbank Capital Securities, Inc. (“Riverbank”), a FINRA member broker dealer that acted as placement agent in connection with the June 2008 private placement.  Riverbank did not receive any selling commission for its services in connection with the Financing, but received a non-accountable expense allowance of $100,000.  Mr. Navins is also the Financial and Operations Principal of Riverbank.

Pursuant to a Consulting Agreement entered into between Arno and Fountainhead Capital Management Limited (“Fountainhead Capital”), we paid a $500,000 consulting fee to Fountainhead Capital upon completion of the merger with Laurier.  Fountainhead Capital was a significant stockholder of Laurier at the time of the merger.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations.  Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC.  You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C.  20549.  You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

The financial statements of Arno Therapeutics, Inc. as of December 31, 2008 and 2007, and for the years then ended, and for the period from August 1, 2005 (inception) through December 31, 2008, included in this prospectus, have been included herein in reliance on the report, dated March 31, 2009, of Hays & Company LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

TRANSFER AGENT

The transfer agent for our common stock is American Stock Transfer & Trust Company, and its address is 40 Wall Street, New York, New York, 10005.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

FINANCIAL STATEMENTS

Financial Statements Index

To the Board of Directors
Arno Therapeutics, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Arno Therapeutics, Inc. (a development stage company) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended and for the period from August 1, 2005 (inception) through December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arno Therapeutics, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from August 1, 2005 (inception) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hays & Company LLP
March 31, 2009
New York, New York

ARNO THERAPEUTICS, INC.
(a development stage company)

BALANCE SHEETS

	December 31, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$10,394,749	$1,646,243
Prepaid expenses	315,014	74,092
Total current assets	10,709,763	1,720,335
Deferred financing fees, net	—	13,541
Property and equipment, net	63,584	38,193
Restricted cash	44,276	—
Security deposit	12,165	12,165
TOTAL ASSETS	$10,829,788	$1,784,234

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable	$2,493,658	$111,474
Accrued expenses and other liabilities	450,713	1,120,028
Due to related party	5,616	583
Total current liabilities	2,949,987	1,232,085
Deferred rent	17,393	151
Convertible notes and accrued interest payable	—	4,179,588
TOTAL LIABILITIES	2,967,380	5,411,824

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIENCY)
Preferred stock, $0.0001 par value: 20,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.0001 par value: 80,000,000 shares authorized, 20,392,024 and 9,968,797 shares issued and outstanding, respectively	2,039	997
Additional paid-in capital	24,504,525	102,003
Deficit accumulated during the development stage	(16,644,156)	(3,730,590)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIENCY)	7,862,408	(3,627,590)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$10,829,788	$1,784,234

See accompanying notes to financial statements.

ARNO THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007	Cumulative Period from August 1, 2005 (inception) Through December 31, 2008

OPERATING EXPENSES
Research and development	$9,768,389	$2,899,264	$13,033,486
General and administrative	2,315,178	360,349	2,680,587
Total Operating Expenses	12,083,567	3,259,613	15,714,073

LOSS FROM OPERATIONS	(12,083,567)	(3,259,613)	(15,714,073)

OTHER INCOME (EXPENSE)
Interest income	206,054	123,962	330,016
Interest expense	(1,036,053)	(224,046)	(1,260,099)
Total Other Income (Expense)	(829,999)	(100,084)	(930,083)

NET LOSS	$(12,913,566)	$(3,359,697)	$(16,644,156)

NET LOSS PER SHARE – BASIC AND DILUTED	$(0.81)	(0.34)

WEIGHTED AVERAGE SHARES OUTSTANDING	16,022,836	9,968,797

See accompanying notes to financial statements.

ARNO THERAPEUTICS, INC.
(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
PERIOD FROM AUGUST 1, 2005 (INCEPTION) THROUGH DECEMBER 31, 2008

				Deficit
				Accumulated	Total
			Additional	During the	Stockholders'
	Common Stock		Paid-In	Development	Equity
	Shares	Amount	Capital	Stage	(Deficiency)

Issuance of common stock to founders at $0.0001 per share	9,968,797	$997	$4,003	$-	$5,000
Issuance of stock options for services	-	-	9,700	-	9,700
Net loss, period from August 1, 2005 (inception) through December 31, 2006	-	-	-	(370,893)	(370,893)
Balance at December 31, 2006	9,968,797	997	13,703	(370,893)	(356,193)
Issuance of stock options for services	-	-	88,300	-	88,300
Net loss, year ended December 31, 2007	-	-	-	(3,359,697)	(3,359,697)
Balance at December 31, 2007	9,968,797	997	102,003	(3,730,590)	(3,627,590)
Common stock sold in private placement, net of issuance costs of $141,646	7,360,689	736	17,689,301	-	17,690,037
Conversion of notes payable upon closing of private placement	1,962,338	196	4,278,322	-	4,278,518
Discount arising from note conversion	-	-	475,391	-	475,391
Warrants issued in connection with note conversion	-	-	348,000	-	348,000
Reverse merger transaction-
Elimination of accumulated deficit	-	-	(120,648)	-	(120,648)
Previously issued Laurier common stock	1,100,200	110	120,538	-	120,648
Warrants issued for services	-	-	480,400	-	480,400
Employee stock based compensation	-	-	1,044,518	-	1,044,518
Consultant stock based compensation	-	-	86,700	-	86,700
Net loss, year ended December 31, 2008	-	-	-	(12,913,566)	(12,913,566)
Balance at December 31, 2008	20,392,024	$2,039	$24,504,525	$(16,644,156)	$7,862,408

 See accompanying notes to financial statements.

ARNO THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007	Cumulative Period from August 1, 2005 (inception) Through December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,913,566)	$(3,359,697)	$(16,644,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	45,467	13,109	58,576
Stock based compensation to employees	1,044,518	88,300	1,132,818
Stock based compensation to consultants	86,700	-	96,400
Write-off of intangible assets	-	85,125	85,125
Warrants issued for services	480,400	-	480,400
Warrants issued in connection with note conversion	348,000	-	348,000
Note discount arising from beneficial conversion feature	475,391	-	475,391
Non-cash interest expense	98,930	212,588	311,518
Changes in operating assets and liabilities:
Prepaid expenses	(240,922)	(55,817)	(315,014)
Restricted cash	(44,276)	-	(44,276)
Security deposit	-	(12,165)	(12,165)
Accounts payable	2,382,184	83,831	2,493,658
Accrued expenses and other liabilities	(669,315)	1,119,877	450,713
Due to related parties	5,033	583	5,616
Deferred rent	17,242	151	17,393
Net cash used in operating activities	(8,884,214)	(1,824,115)	(11,060,003)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(37,317)	(39,843)	(77,160)
Cash paid for intangible assets	-	-	(85,125)
Proceeds from related party advance	-	175,000	525,000
Repayment of related party advance	-	(525,000)	(525,000)
Net cash used in investing activities	(37,317)	(389,843)	(162,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing fees paid	(20,000)	(25,000)	(45,000)
Proceeds from issuance of common stock in private placement, net	17,690,037	-	17,690,037
Proceeds from issuance of common stock to founders	-	-	5,000
Proceeds from issuance of notes payable	1,000,000	-	1,000,000
Repayment of notes payable	(1,000,000)	-	(1,000,000)
Proceeds from issuance of convertible notes payable	-	3,867,000	3,967,000
Net cash provided by financing activities	17,670,037	3,842,000	21,617,037
NET INCREASE IN CASH AND CASH EQUIVALENTS	8,748,506	1,628,042	10,394,749
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,646,243	18,201	-
CASH AND CASH EQUIVALENTS – END OF PERIOD	$10,394,749	$1,646,243	$10,394,749

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of notes payable and interest to common stock	$4,278,518	$-	$4,278,518
Common shares of Laurier issued in reverse merger transaction	$110	$-	$110

See accompanying notes to financial statements

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1.  DESCRIPTION OF BUSINESS

Arno Therapeutics, Inc. (“Arno” or “the Company”) develops innovative products for the treatment of cancer.  Arno’s lead clinical compound AR-67 has completed patient enrollment of its Phase I studies for the treatment of solid tumors.  The Company expects to commence a Phase II clinical trial of AR-67 in patients with glioblastoma multiforme, (“GBM”), and a Phase II clinical trial in patients with myelodysplastic syndrome (“MDS”).  In light of current economic circumstances, we no longer plan to conduct these studies ourselves, but rather we plan to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct investigator-initiated studies.  We believe this action will preserve our available cash resources, while continuing to advance the development of this product candidate.  AR-67 is a novel, third-generation camptothecin analogue that has exhibited high potency and improved pharmacokinetic properties compared with first-and second-generation camptothecin analogues.

The Company is also developing two novel pre-clinical compounds, AR-12 and AR-42, for the treatment of cancer.  AR-12 is an orally available inhibitor of phosphoinositide dependent protein kinase-1, or PDK-1, that targets the PI3K/Akt pathway while also possessing activity in the endoplasmic reticulum stress and other pathways targeting apoptosis.  The Company expects to file an Investigational New Drug Application (“IND”) for AR-12 in early 2009.  The Company anticipates commencing a Phase I clinical study of AR-12 in the United States and the United Kingdom during 2009.  AR-42 is an orally available, broad spectrum inhibitor of deacetylase targets, referred to as pan-DAC inhibition, as well as an inhibitor of Akt.  During the first quarter of 2009, the FDA accepted the Company’s Investigational New Drug Application or an IND.  The Company’s plans for AR-42 are to pursue collaborations with oncology cooperative groups and/or identify other researchers to conduct a Phase I study, in addition to exploring strategic partners to conduct a Phase I study and otherwise further its development.

The Company was incorporated in Delaware in March 2000, at which time its name was Laurier International, Inc. (“Laurier”).  Pursuant to an Agreement and Plan of Merger dated March 6, 2008 (as amended, the “Merger Agreement”), by and among the Company, Arno Therapeutics, Inc., a Delaware corporation formed on August 1, 2005 (“Old Arno”), and Laurier Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Laurier Acquisition”), on June 3, 2008, Laurier Acquisition merged with and into Old Arno, with Old Arno remaining as the surviving corporation and a wholly-owned subsidiary of Laurier.  Immediately following this merger, Old Arno merged with and into Laurier and Laurier’s name was changed to Arno Therapeutics, Inc. These two merger transactions are hereinafter collectively referred to as the “Merger.”  Immediately following the Merger, the former stockholders of Old Arno collectively held 95% of the outstanding common stock of Laurier, assuming the issuance of all shares issuable upon the exercise of outstanding options and warrants, and all of the officers and directors of Old Arno in office immediately prior to the Merger were appointed as the officers and directors of Laurier immediately following the Merger.  Further, Laurier, which was a non-operating shell company prior to the Merger, adopted the business plan of Old Arno.  The merger of a private operating company into a non-operating public shell corporation with nominal net assets is considered to be a capital transaction in substance, rather than a business combination, for accounting purposes.  Accordingly, the Company treated this transaction as a capital transaction without recording goodwill or adjusting any of its other assets or liabilities.  All costs incurred in connection with the Merger have been expensed.  On June 2, 2008 Old Arno completed a private placement of its common stock resulting in gross proceeds of approximately $17,832,000.  See Note 8.

2.  BASIS OF PRESENTATION

The Company is a development stage company since it has not yet generated any revenue from the sale of its products.  Through December 31, 2008, the Company’s efforts have been principally devoted to developing its licensed technologies, recruiting personnel, establishing office facilities, and raising capital.  Accordingly, the accompanying financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

In accordance with the terms of the Merger, Old Arno’s outstanding common stock automatically converted into shares of Laurier common stock at an exchange ratio of 1.99377.  Accordingly, following the Merger, the holders of Old Arno common stock immediately prior to the Merger held 95% of the outstanding common stock of Laurier, assuming the issuance of all shares underlying outstanding options and warrants.  All share and per share information in the financial statements has been restated to retroactively reflect the exchange ratio of 1.99377.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

3.  LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31, 2008 and 2007, the Company reported a net loss of $12,913,566, and $3,359,697, respectively, and the net loss from August 1, 2005 (inception) through December 31, 2008 was $16,644,156.  The Company’s total cash balance as of December 31, 2008 was $10,394,749 compared to $1,646,243 at December 31, 2007.  Through December 31, 2008, all of the Company’s financing has been through private placements of common stock and debt financing.  During June 2008, the Company completed a private placement of its common stock, raising approximately $17,832,000 in gross proceeds.  The Company expects to incur substantial and increasing losses and have negative net cash flows from operating activities as it expands its technology portfolio and engages in further research and development activities, particularly the conducting of pre-clinical and clinical trials.

The Company plans to continue to fund operations from its existing cash balances and additional funds raised through various sources, such as equity and debt financing.  Based on its current resources at December 31, 2008, and the current plan of expenditure on continuing development of current products, the Company believes that it has sufficient capital to fund its operations into the first quarter of 2010, and will need additional financing in the future until it can achieve profitability, if ever.  The success of the Company depends on its ability to discover and develop new products to the point of Food and Drug Administration (“FDA”) approval and subsequent revenue generation and, accordingly, to raise enough capital to finance these developmental efforts.  The Company plans to raise additional equity capital to finance the continued operating and capital requirements of the Company.  Amounts raised will be used to further develop the Company’s products, acquire additional product licenses and for other working capital purposes.  However, there can be no assurance that the Company will be able to raise additional capital at times or on terms that it desires, if at all, particularly given the current economic conditions, which have made access to the capital markets more difficult.  If the Company is unable to raise or otherwise secure additional capital, it will likely be forced to curtail its operations, which would delay the development of its product candidates.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Estimates and assumptions principally relate to services performed by third parties but not yet invoiced, estimates of the fair value and forfeiture rates of stock options issued to employees and consultants, and estimates of the probability and potential magnitude of contingent liabilities.  Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of acquisition to be cash equivalents.  The Company deposits cash and cash equivalents with high credit quality financial institutions and is insured to the maximum limitations.  Balances in these accounts may exceed federally insured limits at times.

(c) Restricted Cash

In October 2008, the Company entered into a non-cancelable five year office lease agreement.  In connection with the lease, the Company delivered an irrevocable stand-by and unconditional letter of credit in the amount of approximately $44,000 (or the approximate equivalent of three months rent) as a security deposit with the landlord as the beneficiary in case of default or failure to comply with the lease requirements.  In order to fund the letter of credit, the Company deposited a compensating balance of approximately $44,000 into an interest bearing certificate of deposit with a financial institution which shall be reduced by $11,005 on January 1, 2011 and by an additional $11,005 on January 1, 2013, provided the Company maintains certain conditions described in the lease agreement.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

(d) Deferred Financing Fees

Deferred financing fees are associated with obtaining long and short-term debt financing which have been deferred and were amortized to interest expense over the expected term of the related debt, and have been fully amortized upon the repayment of the Notes (as defined in Note 7) concurrent with the Company’s June 2008 private placement.  Deferred financing fees for the years ended December 31, 2008 and 2007 were $0 and $13,541, respectively, net of accumulated amortization of $11,459 at December 31, 2007.

(e) Prepaid Expenses

Prepaid expenses consist of payments made in advance to vendors relating to service contracts for clinical trial development and insurance policies.  These advanced payments are amortized to expense either as services are performed or over the relevant service period using the straight line method.

(f) Property and Equipment

Property and equipment consist primarily of furnishings, fixtures, leasehold improvements and computer equipment and are recorded at cost.  Repairs and maintenance costs are expensed in the period incurred.  Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.  Leasehold improvements are amortized using the straight-line method over the remaining lease term or the life of the asset, whichever is shorter.  Property and equipment, net for the years ended December 31, 2008 and 2007 were $63,584 and $38,193, respectively, net of accumulated depreciation of $13,576 and $1,650, respectively.

Description	Estimated Useful Life

Office equipment and furniture	5 to 7 years
Leasehold improvements	3 years
Computer equipment	3 years

(g) Fair Value of Financial Instruments

Financial instruments included in the Company’s balance sheets consist of cash and cash equivalents, accounts payable, accrued expenses and due to related parties.  The carrying amounts of these instruments reasonably approximate their fair values due to their short-term maturities.

(h) Research and Development

Research and development costs are charged to expense as incurred.  Research and development includes fees associated with operational consultants, contract clinical research organizations, contract manufacturing organizations, clinical site fees, contract laboratory research organizations, contract central testing laboratories, licensing activities, and allocated executive, human resources and facilities expenses.  The Company accrues for costs incurred as the services are being provided by monitoring the status of the trial and the invoices received from its external service providers.  As actual costs become known, the Company adjusts its accruals in the period when actual costs become known.  Costs related to the acquisition of technology rights and patents for which development work is still in process are charged to operations as incurred and considered a component of research and development expense.

(i) Stock-Based Compensation

The Company accounts for share based payments in accordance with SFAS No. 123(R), “Share-Based Payment,” (“SFAS 123(R)”), which requires the Company to record as an expense in its financial statements the fair value of all stock-based compensation awards.  The Company uses the Black-Scholes option-pricing model to calculate the fair value of options and warrants granted under SFAS 123(R).  The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, and exercise price.  The terms and vesting schedules for stock-based awards vary by type of grant.  Generally, the awards vest based on time-based or performance-based conditions.  Performance-based vesting conditions generally include the attainment of goals related to the Company’s development performance.  The Company accounts for stock-based compensation arrangements for non-employees under Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  As such, the Company measures transactions on the grant date at either the fair value of the equity instruments issued or the consideration received, whichever is more reliably measurable.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

(j) Loss per Common Share

The Company calculates loss per share in accordance with SFAS No. 128, “Earnings per Share.”  Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding.  Diluted loss per share is computed similarly to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.
For all periods presented, potentially dilutive securities are excluded from the computation of fully diluted net loss per share as their effect is anti-dilutive.

Potentially dilutive securities include:

	December 31, 2008	December 31, 2007
Warrants to purchase common stock	495,252	—
Options to purchase common stock	2,436,511	687,851
Total potential dilutive securities	2,931,763	687,851

(k) Comprehensive Loss

We have no components of other comprehensive loss other than our net loss, and accordingly, comprehensive loss is equal to net loss for all periods presented.

(l) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income.  The Company provides a valuation allowance when it appears more likely than not that some or all of the net deferred tax assets will not be realized.  The Company adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” as of January 1, 2008, as required, and determined that the adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations.  The Company had no material unrecognized tax benefits before or after the adoption of FIN 48.  There was no effect on the Company’s financial position, results of operations or cash flows as a result of adopting FIN 48.  The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense.  As of December 31, 2008, there was no accrued interest and penalties for unrecognized tax benefits.  During 2008, there was no interest or penalties included as a component of tax expense for unrecognized tax benefits.

(m) Recently Issued Accounting Standards

In June 2008, the Financial Accounting Standards Board, (“FASB”), issued FASB Staff Position, (“FSP”) Emerging Issuers Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Transactions Are Participating Securities.” This standard provides guidance in determining whether unvested instruments granted under share-based payment transactions are participating securities and, therefore, should be included in earnings per share calculations under the two-class method provided under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share.” FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Company does not expect that the adoption of FSP EITF 03-6-1 will have a significant impact on its financial statements.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

In June 2008 the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”).  EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF Issue No. 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect the adoption of EITF 07-05 to have a material impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States.  This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”, and is not anticipated to have any impact on the Company’s financial statements.

In April 2008, the FASB issued FSP FAS 142-3,” Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 aims to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) “Business Combinations” and other applicable accounting literature.  FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date.  The Company does not expect that the adoption of FSP FAS 142-3 will have a significant impact on its financial statements.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141.  SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  SFAS 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.  SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company does not anticipate that the adoption of this new standard will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The Company does not anticipate that the adoption of this new standard will have a material impact on its financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements.  The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.  The adoption of this standard had no significant impact on the Company’s financial statements.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

The Company does not believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

5.  PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Computer equipment	$12,602	$4,164
Office furniture and equipment	53,802	32,130
Leasehold improvements	10,756	3,549
Total property and equipment	77,160	39,843
Accumulated depreciation	(13,576)	(1,650)
Total property and equipment, net	$63,584	$38,193

Depreciation expense for the years ended December 31, 2008, 2007 and the period from August 1, 2005 (inception) through December 31, 2008 were $11,926, $1,650 and $13,576, respectively.

6.  INTANGIBLE ASSETS AND INTELLECTUAL PROPERTY

License Agreements

AR-67 License Agreement

The Company’s rights to AR-67 are governed by an October 2006 license agreement with the University of Pittsburgh (“Pitt”).  Under this agreement, Pitt granted the Company an exclusive, worldwide, royalty-bearing license for the rights to commercialize technologies embodied by certain issued patents, patent applications and know-how relating to AR-67 for all therapeutic uses.  The Company has expanded, and intends to continue to expand, its patent portfolio by filing additional patents covering expanded uses for this technology.

Under the terms of the license agreement with Pitt, the Company made a one-time cash payment of $350,000 to Pitt and reimbursed it for past patent expenses of approximately $60,000.  Additionally, Pitt will receive performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-67.  The Company will make the first milestone payment to Pitt upon the acceptance of the first New Drug Application (“NDA”) by the FDA for AR-67.  The Company is also required to pay to Pitt an annual maintenance fee of $200,000 upon the third and fourth anniversaries, $250,000 upon the fifth and sixth anniversaries, and $350,000 upon the seventh anniversary and annually thereafter and to pay Pitt a royalty equal to a percentage of net sales of AR-67, pursuant to the license agreement.  To the extent the Company enters into a sublicensing agreement relating to AR-67, the Company will pay Pitt a portion of all non-royalty income received from such sublicensee.

Under the license agreement with Pitt, the Company also agreed to indemnify and hold Pitt and its affiliates harmless from any and all claims, actions, demands, judgments, losses, costs, expenses, damages and liabilities (including reasonable attorneys’ fees) arising out of or in connection with (i) the production, manufacture, sale, use, lease, consumption or advertisement of AR-67, (ii) the practice by the Company or any affiliate or sublicensee of the licensed patent; or (iii) any obligation of the Company under the license agreement unless any such claim is determined to have arisen out of the gross negligence, recklessness or willful misconduct of Pitt.  The license agreement will terminate upon the expiration of the last patent relating to AR-67.  Pitt may generally terminate the agreement at any time upon a material breach by the Company to the extent it fails to cure any such breach within 60 days after receiving notice of such breach or in the event the Company files for bankruptcy.  The Company may terminate the agreement for any reason upon 90 days prior written notice.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

AR-12 and AR-42 License Agreements

The Company’s rights to both AR-12 and AR-42 are governed by separate license agreements with The Ohio State University Research Foundation (“Ohio State”) entered into in January 2008.  Pursuant to each of these agreements, Ohio State granted the Company exclusive, worldwide, royalty-bearing licenses to commercialize certain patent applications, know-how and improvements relating to AR-42 and AR-12 for all therapeutic uses.

Pursuant to the Company’s license agreements for AR-12 and AR-42, the Company made one-time cash payments to Ohio State in the aggregate amount of $450,000 and reimbursed it for past patent expenses in the aggregate amount of approximately $134,000.  Additionally, the Company will be required to make performance-based cash payments upon successful completion of clinical and regulatory milestones relating to AR-12 and AR-42 in the United States, Europe and Japan.  The first milestone payment for each of the licensed compounds will be due when the first patient is dosed in the first Company sponsored Phase I clinical trial of each of AR-12 and AR-42.  To the extent the Company enters into a sublicensing agreement relating to either or both of AR-12 or AR-42, it will be required to pay Ohio State a portion of all non-royalty income received from such sublicensee.

The license agreements with Ohio State further provide that the Company will indemnify Ohio State from any and all claims arising out of the death of or injury to any person or persons or out of any damage to property, or resulting from the production, manufacture, sale, use, lease, consumption or advertisement of either AR-12 or AR-42, except to the extent that any such claim arises out of the gross negligence or willful misconduct of Ohio State.  The license agreements for AR-12 and AR-42 each expire on the later of (i) the expiration of the last valid claim contained in any licensed patent and (ii) 20 years after the effective date of the license.  Ohio State will generally be able to terminate either license upon the Company’s breach of the terms of the license to the extent the Company fails to cure any such breach within 90 days after receiving notice of such breach or the Company files for bankruptcy.  The Company may terminate either license upon 90 days prior written notice.

7.  CONVERTIBLE NOTES PAYABLE

During February 2007, the Company completed a private placement offering of 6% convertible promissory notes (the “Notes”) for an aggregate principal amount of $3,967,000, due on February 9, 2009.  The aggregate principal amount and accrued but unpaid interest on the Notes, which totaled $4,278,518, automatically converted upon the closing of the Financing into 1,962,338 shares of common stock at a conversion price of $2.42, which was equal to 90% of the per share price of the shares sold in the Financing.  Due to the beneficial conversion feature resulting from the discounted conversion price, a discount of $475,391 was recorded as interest expense with a corresponding credit to additional paid-in capital.  In addition, in conjunction with the conversion of the convertible debt, the Company issued fully vested warrants to purchase 196,189 shares of common stock to the holders of the Notes.  The warrants were valued at $348,000 using the Black-Scholes option-pricing model and the following assumptions:  exercise price $2.42, a 3.41% risk-free interest rate, a five year contractual term, a dividend rate of 0%, and 94.30% expected volatility.  The cost of the warrants was included in interest expense in the accompanying Statements of Operations, and as an increase in additional paid-in capital.

8.  STOCKHOLDERS’ EQUITY

(a) Common Stock

As a condition to the closing of the Merger, on June 2, 2008, the Company completed a private placement of 7,360,689 shares of its common stock (as adjusted to give effect to the Merger), resulting in gross proceeds of approximately $17,832,000.  Issuance costs related to the private placement were approximately $142,000, which were capitalized and charged to stockholders’ equity upon the closing of the private placement.  In accordance with the terms of the Notes, contemporaneously with the completion of the June 2, 2008 private placement, the outstanding principal and accrued interest of $4,278,518 under the Notes converted into an aggregate of 1,962,338 shares of common stock.  Additionally, 1,100,200 shares of common stock that were held by the original stockholders of Laurier prior to the Merger are reflected in the Company’s common stock outstanding in the accompanying financial statements.  In August 2005, the Company issued an aggregate of 9,968,797 shares of common stock to its founders for $5,000.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

(b) Warrants

In connection with the in-licensing of the Company’s product candidates AR-12 and AR-42, the Company issued 299,063 fully vested warrants to employees of Two River Group Holdings, LLC (see Note 10) and a consultant for their consultation and due diligence efforts as part of a finder’s fee arrangement.  The warrants have an exercise price of $2.42 and were valued at $480,400 based upon the Black-Scholes option-pricing model.  The assumptions used under the Black-Scholes option-pricing model included a risk free interest rate of 3.27%, volatility of 80.80% and a five year life.

9.  STOCK OPTION PLAN

The Company’s 2005 Stock Option Plan (the “Plan”) was originally adopted by the Board of Directors of Old Arno in August 2005, and was assumed by the Company on June 3, 2008 in connection with the Merger.  After giving effect to the Merger, there are 2,990,655 shares of the Company’s common stock reserved for issuance under the Plan.  Under the Plan, common stock incentives may be granted to officers, employees, directors, consultants, and advisors.  Incentives under the Plan may be granted in any one or a combination of the following forms:  incentive stock options and non-statutory stock options; stock appreciation rights stock awards; restricted stock; and performance shares.

The Plan is administered by the Board of Directors, or a committee appointed by the Board, which determines recipients and types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule.  The term of stock options granted under the Plan cannot exceed 10 years.  Options shall not have an exercise price less than the fair market value of the Company’s common stock on the grant date, and generally vest over a period of three to four years.

The Company records compensation expense associated with stock options and other forms of equity compensation in accordance with SFAS 123(R), as interpreted by Staff Accounting Bulletin No. 107 (“SAB 107”).  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the required service period, which is generally equal to the vesting period.  The Company estimated the fair value of each option award using the Black-Scholes option-pricing model and the following assumptions:

	Year Ended December 31,
	2008	2007
Term	5-10 years	10 years
Volatility	77-123%	65-68%
Dividend yield	0.0%	0.0%
Risk-free interest rate	1.5-3.2%	4.2-4.9%
Forfeiture rate	0.0%	0.0%

As allowed by SFAS 123(R) for companies with a short period of publicly traded stock history, management’s estimate of expected volatility is based on the average expected volatilities of a sampling of five companies with similar attributes to the Company, including:  industry, stage of life cycle, size and financial leverage.  The Company calculates the estimated life of stock options using the “simplified” method as permitted by SAB 107.

The Company has no historical basis for determining expected forfeitures and, as such, compensation expense for stock-based awards does not include an estimate for forfeitures.

Employee stock-based compensation costs for the years ended December 31, 2008 and 2007 and for the cumulative period from August 1, 2005 (inception) through December 31, 2008 is as follows:

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

	Year Ended December 31,
	2008	2007	Period from August 1, 2005 (inception) through December 31, 2008
General and administrative	$679,948	58,600	$719,348
Research and development	451,270	39,400	509,870

Total	$1,131,218	98,000	$1,229,218

At December 31, 2008, the total outstanding, and the total exercisable, options under the Plan were as follows:

	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Total outstanding options	2,436,511	$1.71	8.73 years	$1,806,222
Total exercisable options	677,288	$1.45	7.19 years	$796,467

During the nine months ended September 30, 2008, the Company granted to its Chief Executive Officer stock options to purchase 430,000 shares of common stock at an exercise price of $3.00.  The right to purchase 50% of such shares vest one year from the date of grant and the right to purchase the remaining 50% vest two years from the date of grant in accordance with the Chief Executive Officer’s employment agreement with the Company.  A fair value of $896,500 was assigned to the options based on the Black-Scholes option-pricing model.  The Company also granted to this officer an additional stock option to purchase 430,000 shares of common stock at an exercise price of $3.00, which vest upon the successful achievement of performance goals as determined by the Company’s Board of Directors.  In accordance with the Chief Executive Officer’s employment agreement, the Company’s Board of Directors vested 71,667 of the 430,000 shares of common stock, which was assigned a fair value of $188,100 based on the Black-Scholes option-pricing model.

During the nine months ended September 30, 2008, the Company granted to its Chief Financial Officer a stock option to purchase 440,000 shares of common stock at an exercise price of $2.75.  The right to purchase 25% of such shares vest one year from the date of grant and the right to purchase the remaining 75% vest in equal monthly installments over the two years following the executive’s first anniversary with the Company, as provided in the employment agreement between the Company and the Chief Financial Officer.  A fair value of $830,500 was assigned to the options based on the Black-Scholes option-pricing model.

During the nine months ended September 30, 2008, the Company granted to a scientific advisor a stock option to purchase 20,000 shares of common stock at an exercise price of $3.00, which vest equally over two years from the date of grant.  A fair value of $41,800 was assigned to the options based on the Black-Scholes option-pricing model.

During the six months ended June 30, 2008, the Company granted to two members of its Board of Directors stock options to purchase an aggregate of 299,065 shares of common stock at an exercise price of $2.42.  The right to purchase 50% of such shares vest immediately and the right to purchase the remaining amount vest over the subsequent two years at a rate of 25% per year.  A fair value of $540,700 was assigned to the options based on the Black-Scholes option-pricing model.

During the six months ended June 30, 2008, the Company granted to a scientific advisor stock options to purchase 49,844 shares of common stock at an exercise price of $2.42, which vested immediately.  A fair value of $78,100 was assigned to the options based on the Black-Scholes option-pricing model.

During the six months ended June 30, 2008, the Company granted to an employee stock options to purchase 79,750 shares of common stock at an exercise price of $2.42.  The right to purchase 25% of such shares vests on the employee’s first anniversary of employment, with the remaining shares vesting monthly for the following three years.  A fair value of $138,100 was assigned to the options based on the Black-Scholes option-pricing model.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

During the six months ended June 30, 2007, the Company granted to its President and Chief Medical Officer stock options to purchase 199,377 shares of common stock at an exercise price of $1.00, of which the right to purchase 50% of such shares vested on June 1, 2008 and the right to purchase the remaining 50% will vest on June 1, 2009 in accordance with the executive’s employment agreement.  The Company also granted to this officer an additional stock option to purchase 199,377 shares, which vests upon the achievement of performance milestones.  As of May 31, 2008, the right to purchase 50% of these shares had vested, and the remaining 50% will vest, subject to the achievement of the performance milestones, on June 1, 2009, in accordance with the executive’s employment agreement.  A fair value of $252,768 was assigned to the options based on the Black-Scholes option-pricing model.

As of December 31, 2008 and 2007, there was approximately $1,837,582 and $254,900 of unrecognized compensation costs related to stock options, respectively.  These costs are expected to be recognized over a weighted average period of approximately two years as of December 31, 2008 and 2007.

As of December 31, 2008, an aggregate of 554,144 shares remained available for future grants and awards under the Plan, which covers stock options, warrants and restricted awards.  The Company issues unissued shares to satisfy stock options, warrants exercises and restricted stock awards.

Activity with respect to options granted under the Plan is summarized as follows:

	For the Year Ended December 31, 2008		For the Year Ended December 31, 2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at January 1, 2008 and 2007, respectively	687,849	$0.81	149,530	$0.13
Granted under the Plan	1,748,662	$2.06	538,319	$1.00
Exercised	—	—	—	—
Surrendered/cancelled	—	—	—	—
Forfeited	—	—	—	—

Outstanding at December 31, 2008 and 2007, respectively	2,436,511	$1.71	687,849	$0.81

Exercisable at December 31, 2008 and 2007, respectively	677,288	$1.45	395,846	$0.68

10.  RELATED PARTIES

On occasion, some of the Company’s expenses have been paid by Two River Group Holdings, LLC (“Two River”), a company controlled by certain of the Company’s directors and founders.  No interest is charged by Two River on any outstanding balance owed by the Company.  At December 31, 2008, reimbursable expenses totaled $5,616, which was primarily related to general and administrative reimbursable costs and costs attributed to certain employees of Two River.  The Company also granted fully vested warrants to purchase 299,063 shares of its common stock at an exercise price of $2.42 to the Two River employees who provided consultation and due diligence efforts related to the in-licensing of AR-12 and AR-42.  The warrants have a five year life and are valued at $480,400 based upon the Black-Scholes option-pricing model

The Company utilized the services of Riverbank Capital Securities, Inc. (“Riverbank”), a FINRA member broker dealer registered with the SEC, for investment banking and other investment advisory services in connection with the June 2008 private placement and the Notes.  Riverbank is an entity controlled by several partners of Two River who are also officers and/or directors of the Company.  The Company paid a $100,000 non-accountable expense allowance to Riverbank for services related to the June 2008 private placement and is not obligated to Riverbank for any future payments.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of results that would have been reported had the Company operated completely independently.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

11.  PENSION PLAN

On October 1, 2007, the Company adopted a 401(k) savings plan (the “401(k) Plan”) for the benefit of its employees.  Under the 401(k) Plan the Company is required to make contributions equal to 3% of eligible compensation for each eligible employee whether or not the employee contributes to the 401(k) Plan.  For the year ended December 31, 2008, the Company has recorded $10,923 of matching contributions to the 401(k) Plan.

12.  INCOME TAXES

The Company adopted FIN 48 as of January 1, 2007, as required, and determined that the adoption of FIN 48 did not have a material impact on the Company’s financial position and results of operations.  The Company did not recognize interest or penalties related to income tax during the periods ended December 31, 2008 or 2007 and did not accrue for interest or penalties as of December 31, 2008 or 2007.  The Company does not have an accrual for uncertain tax positions as of December 31, 2008.  Tax returns for all years 2002 and thereafter are subject to future examination by tax authorities.

At December 31, 2008, the Company had no Federal income tax expense or benefit but did have Federal tax net operating loss carry-forwards of approximately $14,000,000.  The federal net operating loss carry-forwards will begin to expire in 2026, unless previously utilized.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s net deferred tax assets at December 31, 2008 and 2007 are shown below.

A valuation allowance of $7,335,000 has been established to offset the net deferred tax assets at December 31, 2008, as realization of such assets is uncertain.
	For Years Ended December 31,
	2008	2007
Non-current deferred tax assets
Research tax credit	$702,000	$157,000
Net operating loss carry forwards	6,111,000	1,496,000
Stock based compensation	528,000	42,000

Total deferred tax assets	7,341,000	1,695,000

Non-current deferred tax liability
Depreciation and amortization	(6,000)	-

Total net deferred tax assets	7,335,000	1,695,000
Valuation allowance	(7,335,000)	(1,695,000)
Net deferred tax assets	$-	$-

The Company records a valuation allowance for temporary differences for which it is more likely than not that the Company will not receive future tax benefits.  At December 31, 2008 and 2007 the Company recorded valuation allowances of $7.3 million and $1.7 million, respectively, representing a change in the valuation allowance of $5.6 million for the previous fiscal year-ends, due to the uncertainty regarding the realization of such deferred tax assets, to offset the benefits of net operating losses generated during those years.

As of December 31, 2008, the Company had federal and state net operating loss carry forwards of approximately $4.8 million and $1.3 million, respectively.  The federal carry forward will begin to expire in 2028.  The state carry forward will begin to expire in 2015.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

A reconciliation of the statutory tax rates and the effective tax rates for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Statutory rate	(34)%	(34)%
State taxes, net of federal benefit	(6)%	(6)%
Permanent adjustments
R&D credit	13%	13%
Valuation allowance	27%	27%
Net	0%	0%

There was no income tax benefit recorded for the years ended December 31, 2008 and 2007.

13.  COMMITMENTS AND CONTINGENCIES

On October 20, 2008, the Company entered into a lease for new office space of 5,390 square feet, in Parsippany, New Jersey.  The lease commencement date was November 14, 2008, with lease payments beginning on January 1, 2009.  The lease expiration date is five years from the rent commencement date.  The total five year lease obligation is approximately $713,000.  The Company is obligated to provide a security deposit of $44,018, or four months base rent, in the form of a letter of credit.  The letter of credit may be reduced by $11,005 on January 1, 2011 and by an additional $11,005 on January 1, 2013, provided the Company maintains certain conditions described in the lease agreement.  The Company has an early termination option, which provides the Company may terminate the lease on the third anniversary, upon providing the landlord nine months written notice prior to the third anniversary of the lease.  If the Company exercises its termination option, the Company would be obligated to pay a fee of $53,641 which consists of unamortized costs and expenses incurred by the landlord in connection with the lease.  The Company also has an option to extend the term of the lease for a period of five additional years, provided the Company gives notice to the landlord no later than 12 months prior to the expiration of the original term.  In November 2008, the Company abandoned the office lease for its Fairfield, New Jersey facility that it entered into on August 10, 2007.  As a result, the Company has recorded a liability of $28,798 on the date of abandonment, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”  The Company’s remaining gross estimated lease obligation for its Fairfield, New Jersey office space is approximately $102,000 as of December 31, 2008.

The aggregate remaining minimum future payments under these leases at December 31, 2008 are approximately as follows:

Year Ended December 31,
2009	$191,000
2010	192,000
2011	143,000
2012	143,000
2013	146,000
Total	$815,000

On August 19, 2008, the Company entered into an employment agreement with Roger G. Berlin, M.D., as its Chief Executive Officer, with an effective commencement date of employment beginning on September 3, 2008.  The agreement provides for a term of two years expiring on September 2, 2010, and an initial base salary of $375,000, plus an annual target performance bonus of up to 50% of his base salary or $187,500.  Pursuant to the employment agreement, Dr. Berlin received a stock option to purchase 430,000 employment shares of the Company’s common stock at an exercise price of $3.00 per share.  The right to purchase 215,000 shares of the Company’s common stock shall vest pro rata on each anniversary of his employment.  Additionally, pursuant to Dr. Berlin’s employment agreement, Dr. Berlin received a stock option to purchase 430,000 performance options contingent upon the successful achievement of performance goals established by the compensation committee of the Board of Directors.  The employment stock option grant had an approximate fair value of $896,500 at the date of grant based on the Black-Scholes option-pricing model.  The employment agreement also entitles Dr. Berlin to certain severance benefits.  In the event the Company terminates Dr. Berlin’s employment without cause, then Dr. Berlin would be entitled to receive his then annualized base salary for a period of one year, in addition to any accrued obligations, and a pro rata performance bonus based upon achievement for the year of his termination.

ARNO THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
December 31, 2008

On June 11, 2008, the Company entered into an employment agreement with Brian Lenz pursuant to which Mr. Lenz agreed to serve as the Company’s Chief Financial Officer.  The agreement provides for a term of two years expiring on July 15, 2010, and an initial base salary of $200,000, plus an annual target performance bonus of up to 30% of his base salary or $60,000.  In addition, Mr. Lenz received a one-time cash bonus in the amount of $25,000 and a stock option grant to purchase 440,000 shares of the Company’s common stock at an exercise price equal to $2.75 per share.  The right to purchase 25% of the shares subject to the stock option vests in July 2009 and thereafter the remaining shares vest in equal monthly installments over a 24 month period, subject to his continued employment with the Company.  The stock option grant had an approximate fair value of $830,500 at the date of grant based on the Black-Scholes option-pricing model.  The employment agreement also entitles Mr. Lenz to certain severance benefits.  In the event the Company terminates Mr. Lenz’s  employment without cause, then Mr. Lenz would be entitled to receive his then annualized base salary for a period of one year, in addition to any accrued obligations, and a pro rata performance bonus based upon achievement for the year of his termination.

On June 1, 2007, the Company entered into an employment agreement with Scott Fields, M.D., as its President and Chief Medical Officer.  The agreement provides for a term of two years expiring on May 31, 2009, and an initial base salary of $340,000, plus an annual target performance bonus of up to $150,000.  Pursuant to the employment agreement, Dr. Fields received a stock option to purchase 398,754 shares of the Company’s common stock at an exercise price of $1.00.  The right to purchase 199,377 shares vests pro rata on the first two anniversaries of his employment, and the right to purchase the remaining 199,377 shares vest upon the achievement of performance milestones, of which one-half, or 99,689 shares vested as of May 31, 2008.  The stock option grant had an approximate fair value of $252,800 at the date of grant based on the Black-Scholes option-pricing model.  The employment agreement also entitles Dr. Fields to certain severance benefits.  In the event the Company terminates Dr. Fields’ employment without cause, then Dr. Fields would be entitled to receive his then annualized base salary for a period of one year, in addition to any accrued obligations, and a pro rata performance bonus based upon achievement for the year of his termination.  However, in February 2009, Dr. Fields informed the Company that he would not be continuing his employment with the Company beyond the expiration of his employment agreement on May 31, 2009.

The Company has entered into various contracts with third parties in connection with the development of the licensed technology described in Note 6.

The aggregate minimum commitment under these contracts as of December 31, 2008 is approximately $649,000.

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its employees, licensors, suppliers and service providers.  Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities.  The Company’s maximum exposure under these arrangements is unknown as of December 31, 2008.  The Company does not anticipate recognizing any significant losses relating to these arrangements.

10,562,921 Shares

Common Stock

PROSPECTUS

April __, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered.  All amounts shown are estimates except for the SEC registration fee.

Amount to be Paid
SEC registration fee	$1,206
Legal fees and expenses	50,000
Accounting fees and expenses	20,000
Printing and engraving and miscellaneous expenses	5,000
Total	$76,206

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

In addition, pursuant to our bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

The following summarizes all sales of unregistered securities by the Registrant within the last three years.  Each issued and outstanding share of Old Arno common stock converted to 1.99377 shares of the Registrant’s common stock as of the closing of the merger transaction between Laurier International, Inc. and Arno Therapeutics, Inc., as described above in the accompanying prospectus:

In November 2006, Old Arno issued options to purchase an aggregate of 75,000 shares of Old Arno common stock at an exercise price of $0.25 per share to three members of Old Arno’s scientific advisory board.  The options expire in February 2011.  The options were automatically converted at the merger for options to purchase approximately 149,532 shares of our common stock at an exercise price equal to $0.13 per share.  In April 2008, following his appointment to the Scientific Advisory Board, Old Arno issued options to purchase 25,000 shares of common stock to Dr. Francis Giles at an exercise price equal to $4.83 per share.  The options expire in April 2013.  The options were automatically converted at the merger for options to purchase approximately 49,844 shares of our common stock at an exercise price equal to $2.42 per share.

On February 9, 2007, Old Arno issued to certain accredited investors 6% Convertible Promissory Notes in the aggregate principal amount of approximately $4,000,000 (the “Notes”).  The Notes provided that upon the next closing of any equity financing in excess of $5,000,000 (a “Qualified Financing”), the Notes would automatically convert into the same securities issued by Old Arno in the Qualified Financing (“Conversion Shares”), in an amount determined by dividing the principal amount of the Notes, and all accrued interest thereon, by 90% of the price per share sold in the Qualified Financing (the “Offering Price”).  In addition, upon conversion, Old Arno agreed to issue to the holders of the Notes five-year warrants (“Conversion Warrants”), to purchase a number of shares of Old Arno common stock equal to 10% of the Conversion Shares at an exercise price equal to the Offering Price.

On March 31, 2008, Old Arno issued 10 year options to purchase 100,000 shares of Old Arno common stock to Dr. Arie Belldegrun at an exercise price equal to $4.83.  The options were automatically converted at the merger for options to purchase approximately 199,337 shares of our common stock at an exercise price equal to $2.42 per share.  One half of the options were vested immediately.  On the same date Old Arno issued 10 year options to purchase 50,000 shares of Old Arno common stock to Robert I. Falk at an exercise price equal to $4.83.  The options were automatically converted at the merger for options to purchase approximately 99,688 shares of our common stock at an exercise price equal to $2.42 per share.  One half of the options were vested immediately.

As a condition and immediately prior to the closing of the merger, on June 2, 2008, Old Arno completed a private placement of its equity securities whereby it received gross proceeds of approximately $17,732,000 through the sale of approximately 3,691,900 shares of Old Arno common stock to selected accredited investors, which shares were exchanged for 7,360,689 shares of Company common stock after giving effect to the merger.  Contemporaneously with the June 2008 private placement, the Notes converted into 984,246 Conversion Shares and the holders of the Notes received Conversion Warrants to purchase an aggregate of 98,409 shares of Old Arno common stock at an exercise price equal to $4.83 per share.  The Conversion Shares were exchanged for an aggregate of approximately 1,962,338 shares of our common stock and the Conversion Warrants were exchanged for an aggregate of approximately 196,189 five year warrants to purchase our common stock at an exercise price equal to $2.42 per share.

Except as noted above, the sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, we believe that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder.  Each of the above-referenced investors in our stock represented to us in connection with their investment that they were “accredited investors” (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time.  The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.  All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.

Exhibit Number	Description of Document
2.1
Agreement and Plan of Merger dated March 5, 2008, by and among Laurier International, Inc., Laurier Acquisition, Inc. and Arno Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 of Registrant’s Current Report on Form 8-K filed on March 6, 2008).

2.2	Amendment No. 1 dated May 12, 2008 to Agreement and Plan of Merger by and among Laurier International, Inc., Laurier Acquisition, Inc. and Arno Therapeutics, Inc. (previously filed).
2.3	Amendment No. 2 dated May 30, 2008 to Agreement and Plan of Merger by and among Laurier International, Inc., Laurier Acquisition, Inc. and Arno Therapeutics, Inc. (previously filed).
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form SB-2 filed on October 2, 2002, SEC File No. 333-100259).
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form SB-2 filed on October 2, 2002, SEC File No. 333-100259).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed June 9, 2008).
4.2	Form of Common Stock Purchase Warrant issued to former note holders of Arno Therapeutics, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed June 9, 2008).
5.1	Opinion of Fredrikson & Byron, P.A. (previously filed).
10.1	Employment Agreement dated June 1, 2007 between Arno Therapeutics, Inc. and Scott Z. Fields, M.D. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed June 9, 2008).
10.2	Letter agreement dated September 2, 2007 between Arno Therapeutics, Inc. and J. Chris Houchins (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed June 9, 2008).
10.3	Arno Therapeutics, Inc. 2005 Stock Option Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed June 9, 2008).
10.4	Form of stock option agreement for use under Arno Therapeutics, Inc. 2005 Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed June 9, 2008).
10.5	License Agreement dated October 25, 2006 between Arno Therapeutics, Inc. and The University of Pittsburgh (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 8-K filed June 9, 2008).+
10.6
License Agreement dated January 3, 2008 between Arno Therapeutics, Inc. and The Ohio State University Research Foundation (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 8-K filed June 9, 2008).+

10.7
License Agreement dated January 9, 2008 between Arno Therapeutics, Inc. and The Ohio State University Research Foundation (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 8-K filed June 9, 2008).+

10.8
Form of Subscription Agreement between Arno Therapeutics, Inc. and the investors in the June 2, 2008 private placement (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 8-K filed June 9, 2008).

10.9
Employment Agreement dated June 9, 2008 between Arno Therapeutics, Inc. and Brian Lenz, as amended on July 9, 2008 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q for the quarter ended June 30, 2008).

10.10
Employment Agreement by and between Arno Therapeutics, Inc. and Dr. Roger Berlin, dated September 3, 2008 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed September 3, 2008).

10.11
Lease Agreement by and between Arno Therapeutics, Inc. and Maple 4 Campus L.L.C., dated October 17, 2008 (incorporated by reference to Exhibit 10.11 of the Registrant’s Form 10-K for the fiscal year ended December 31, 2008).

23.1	Consent of Hays & Company LLP
23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page hereof).

+	Confidential treatment has been granted as to certain omitted portions of this exhibit pursuant to Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act.

(b)   Financial Statement Schedules.

The Financial Statement Schedules have been omitted either because they are not required or because the information has been included in the financial statements or the notes thereto included in this Registration Statement.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on April 13, 2009.

ARNO THERAPEUTICS, INC.

By:	/s/ Roger G. Berlin
Roger G. Berlin, M.D.
Chief Executive Officer and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger G. Berlin and Brian Lenz, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and additional registration statements relating to the same offering, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Roger G. Berlin	Chief Executive Officer and Director	April 13, 2009
Roger G. Berlin, M.D.	(Principal Executive Officer)

/s/ Brian Lenz	Chief Financial Officer	April 13, 2009
Brian Lenz	(Principal Financial and Accounting Officer)

/s/ Arie S. Belldegrun	Non-Executive Chairman and Director	April 13, 2009
Arie S. Belldegrun, M.D., FACS

/s/ William F. Hamilton	Director	April 13, 2009
William F. Hamilton, Ph.D.

/s/ Robert I. Falk	Director	April 13, 2009
Robert I. Falk

/s/ Peter M. Kash	Director	April 13, 2009
Peter M. Kash

/s/ Joshua A. Kazam	Director	April 13, 2009
Joshua A. Kazam

/s/ David M. Tanen	Director	April 13, 2009
David M. Tanen

INDEX TO EXHIBITS FILED WITH THIS REGISTRATION STATEMENT

Exhibit Number	Description of Document
23.1	Consent of Hays & Company LLP